SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

Commission File No. 0-17253

T.A.T. TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

P.O. Box 80, Gedera 70750, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.90 nominal value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,474,986

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17. X Item 18. ___

TABLE OF CONTENTS

Forward-Looking Statements

This annual report includes forward-looking statements. You can identify these forward-looking statements when you see words such as "expect", "anticipate", "estimate", "project", "plans", "intends", "management believes", "we believe" and similar words or phrases. These forward-looking statements cover, among other items:

- acceptance of our products and services in the marketplace;
- our marketing and sales plans;
- our expectations about the markets for our products and services;
- our ability to successfully develop our technologies;
- our future capital needs;
- our expectations about our future profitability, operating results and financial condition; and
- the success of our protection of our proprietary technology.

We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond out control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors," including, among others:

- a recession in the aerospace industry;
- the business failure of any of our major commercial customers;
- continuing reductions in government military spending;
- our ability to successfully develop our environmentally friendly air conditioning systems ("EFACS") for commercial applications; or
- implementation and enforcement of government regulations.

We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report or that are incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not transpire.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

Selected Financial Data

The following selected consolidated financial data as of, and for each of the years ended, December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto set forth elsewhere in this report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The financial information set forth below is qualified by and should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Statement of Operations Data:

	1997 (unaudited)	1998 (unaudited)	1999	2000	2001
	(figures in thousands, except per share data)				
Revenues	$24,563	$21,901	$26,682	$28,424	$25,051
Cost of revenues	18,067	15,912	18,361	18,430	16,924
Gross profit	6,496	5,989	8,321	9,994	8,127
Research and development costs, Net	732	622	485	334	257
Selling and marketing expenses	1,909	2,075	2,001	1,681	1,823
General and administrative Expenses	2,985	3,068	3,063	3,472	3,235
	5,626	5,765	5,549	5,487	5,315
Operating income (loss)	870	224	2,772	4,507	2,812
Financial income (expenses), net	(345)	(341)	(25)	211	(78)
Other income (loss), net	878	(536)	1,856	752	(1)
Income (loss) from continuing operations before taxes on Income	1,403	(653)	4,603	5,470	2,733
Taxes on income	---	---	147	(23)	(75)

	1997 (unaudited)	1998 (unaudited)	1999	2000	2001
Equity in net loss of affiliates.........	(279)	(358)	(340)	---	---
Minority share in losses (earnings) of consolidated subsidiary	----	----	----	----	---
Net income (loss) from continuing operations.....................................	1,124	(1,011)	4,410	5,447	2,658
Gain (loss) from disposal of discontinued operations	(278)	----	----	----	----
Net income (loss)	$846	$(1,011)	$4,410	$5,447	$2,658
Basic net earnings per share	$0.19	$(0.23)	$0.99	$1.22	0.59
Diluted net loss per share from discontinued operations.....................................	(0.06)				
Diluted net income (loss) per share.......................................	$0.13	$(0.23)	$0.97	$1.13	$0.57
Weighted average number of shares used in computing basic and diluted net income (loss) per share..	4,475	4,475	4,475	4,475	4,475
Weighted average number of shares used in computing diluted net income (loss) per share................	4,475	4,475	4,535	4,824	4,663

Balance Sheet Data:

	1997 (unaudited)	1998 (unaudited)	1999	2000	2001
		(figures in thousands)			
Working capital..................................	$14,457	$14,199	$20,279	$17,256	$18,008
Total assets	29,989	27,842	33,546	31,819	30,426
Long-term debt, excluding current maturities	3,694	3,721	3,819	5,417	3,316
Shareholder's equity...........................	$21,437	$19,979	$25,198	$21,190	$23,848

Risk Factors

Our business is dependent on the aerospace industry

We sell our products and services primarily to the commercial and military aerospace industry. Sales to customers in these markets generally fluctuate with changes in military expenditure budgets and the rate of new aircraft construction, levels of which have been declining over the past few years. Our results of operations could be adversely affected in the event that these industry conditions continue to affect our customers, or by a downturn in the worldwide economy.

We derive a large part of our revenues from several major customers and government business

One of our non-government customers accounted for approximately 15.6% of our revenues in 2001. Four customers accounted for a total of approximately 40.9% of our revenues in 2000, and three customers accounted for approximately 38.2% of our revenues for the year ended December 31, 2001. We can't be sure that any of these customers will maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues will be seriously affected.

A substantial portion of our revenues are from contracts with the U.S. and Israeli governments, acting through their various departments and agencies. Sales to the U.S. and Israeli governments, accounted for approximately 9.3% and 4.1% of our revenues for 2000, respectively, and approximately 14.6% and 4.4% of our revenues for the year ended December 31, 2001, respectively.

Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as prevalent in business with private parties. For example:

- legislative or administrative requirements may delay payment for performance of contracts;
- since these contracts are generally terminable-at-will, a government may terminate contracts for its convenience, because of a change in its requirements, policies or budgetary constraints, or as a result of a change in the administration; and
- our costs may be adjusted as a result of audits or we may have increased or unexpected costs causing losses or reduced profits under fixed-price contracts.

While 52% of our revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, we believe that the success and development of our business depends upon our ability to participate in the defense programs of the United States, Israeli and other governments and the continued commitment by these governments of substantial resources to such programs. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on the Company's operations.

We operate in a highly competitive field

The market for heat exchangers and other heat transfer products is highly competitive. Some of the companies with which we compete have much greater technical, financial, research and development and marketing resources than we have. We may face increased competition in the future from these or other companies, and if we are unable to compete successfully, whether on technology, marketing or price, our revenues and operations will suffer.

We face special risks from international sales and currency exchange fluctuations

Export sales represented approximately 34.9% of our revenues in 2000, and approximately 39.8% of our revenues for the year ended December 31, 2001. We expect exports will continue to be a significant part of our business. This business is subject to various risks common to international activities, such as the need to comply with complex and varied export laws, tariff regulations and regulatory requirements, and political and economic instability in certain regions.

Since our financial statements are stated in U.S. Dollars, but not all our expenses are incurred in U.S. Dollars or incurred in currencies linked to the U.S. Dollar, our operations have been, and may continue to be, affected by fluctuations in currency exchange rates.

We have not registered our intellectual property rights

We rely primarily on unpatented proprietary know-how and trade secrets, and employ various methods including confidentiality agreements with employees, to protect our trade secrets and know-how. However, such methods may not afford complete protection and there is no way to be sure that others will not independently develop such trade secrets and know-how or obtain access thereto, which could adversely affect our business.

The price of our ordinary shares may be volatile

In recent years, shares of computer and technology companies have experienced extreme price and volume fluctuations, often unrelated to operating performance. The market price of our ordinary shares may be strongly affected by many things, including fluctuations in our quarterly revenues and earnings.

We are located in Israel

We are directly influenced by the political, economic and military conditions affecting Israel.

Potential political, economic and military instability in Israel may harm our results of operations. We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip. The peace process between Israel and the Palestinian Authority has seriously deteriorated due to the recent increased violence between Israelis and Palestinians. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians and the recent change in the political situation as a result of the election of Ariel Sharon as Israel's new prime minister. The current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations the Company cannot assess the full impact of such requirements on its workforce or business if conditions should change and the Company cannot predict the effect on it of any expansion or reduction of such obligations.

It may be difficult to enforce certain US laws against TAT or its officers or directors

Service of process upon directors and officers of TAT and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Our legal counsel in Israel, Berkman Wechsler, has informed us that civil liabilities under the Securities Act and the Exchange Act may not be enforceable in actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. We have irrevocably appointed Samuel F. Ottensoser, Esq. of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, 101 E. 52nd Street, New York, New York 10022, as our agent to receive service of process in any action against TAT in any Federal court or court of the State of New York.

Item 4. Information on the Company

Business Overview

TAT Technologies Ltd. (the "Company" or "TAT") is principally engaged in the design, manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety ofother electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic systems, generate heat during operation that must be removed and dissipated in order to function properly. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by TAT and other companies. The Company also manufactures, sells and services certain related products for use in aircraft and electronic systems.

The Company was founded in 1985 to develop the computerized systems business of TAT Industries, Ltd. (formerly TAT Aero Equipment Industries, Ltd.). TAT Industries, Ltd. ("TAT Industries") is an Israeli corporation, which is publicly-held in Israel, engaged in the manufacture and sale of aeronautical equipment and owns approximately 70% of the Company. The Company completed an initial public offering of its securities in the United States in 1987.

In February 2000, the Company entered into an agreement (the "Agreement") with TAT Industries (See "Control of Registrant") to purchase the business and operations of TAT Industries for the manufacture of aviation accessories and the lease of certain real estate and buildings (the "Transaction"). The Transaction with TAT Industries was effective as of January 1, 2000 and includes inventory, equipment, tools, goodwill, manufacturing licenses and know-how, orders from customers, vehicles, the transfer of liabilities with respect to a bank loan and employee liabilities from TAT Industries to the Company and other assets and rights connected directly with the activities of the factory, as well as the sub-lease of certain real estate and buildings.

The Company conducts business in the United States through Airepair International Inc. ("Airepair"), which is FAA certified to engage in the remanufacture, overhaul and repair of heat transfer equipment for the aviation industry.

The Company manufactures a complete line of heat transfer equipment both in the United States and Israel, including heat exchangers, precoolers, oil coolers and cold plates ("Heat Transfer Equipment"). Heat Transfer Equipment facilitates the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. The Company's Heat Transfer Equipment is generally integrated into a complete cooling system. Using its technological expertise, the Company designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Heat Transfer Equipment is marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. The Company's customers for its Heat Transfer Equipment include Lockheed, Liebherr, Boeing, Israel Aircraft Industries, Sundstrand and Cessna, as well as the United States Air Force and Navy. Such customers typically enter into contracts with the Company pursuant to which the Company manufactures specified Heat Transfer Equipment in connection with the customers' production or retrofittings of particular aircraft equipment. Such contracts are generally for a period of between one to three years.

The Company is also engaged in the remanufacture, overhaul and repair of heat transfer and other aviation equipment ("Overhaul Services"). Heat transfer products typically require Overhaul Services or replacement after three to five years of service. The Company services heat transfer equipment for up to 60% of the replacement cost of a new unit and provides service warranties which vary with the extent of services performed. Remanufactured units are generally given the same warranties as are provided by the original manufacturers of new units of the same type. The Company primarily markets its Overhaul Services to major commercial airlines, such as Air Canada, FedEx, Sabena and Lufthansa.

The Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company's customers for its design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing Co., Teledyne, Israeli Air Force, Israel Aircraft Industries, as well as the United States Air Force and Navy. The Company currently overhauls secondary and emergency power systems and jet fuel starters for F-16's, fuel injection governors, power and cooling turbines and valves. The Company's customers for its systems overhaul services include the Israeli Air Force, Israel Aircraft Industries, NATO airforces, as well as the United States Air Force and Navy.

The Company markets its products and services both through its internal marketing staff and through a worldwide network of independent representatives. These efforts are coordinated and directed by the Company's internal marketing personnel. The Company implemented its current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of those businesses.

The Company believes that it is one of the few companies which both manufactures Heat Transfer Equipment and provides Overhaul Services and as a result, is able to cross-sell its Heat Transfer Equipment and Overhaul Services.

Market and Business Strategy

The Company's principal growth strategy both in the United States and Israel is to: (i) expand its heat transfer business in existing and new markets; (ii) provide overhaul and repair services for additional aircraft components; (iii) expand its marketing of overhaul and repair services to additional segments of the aerospace industry; and (iv) use its technological expertise to expand into related businesses.

Capitalizing on the continuing trend in the aerospace industry to reduce costs by prolonging the useful life of existing equipment, the Company initiated a concentrated marketing effort for its Overhaul Services, which was previously provided only to widebody commercial aircraft. This marketing strategy has enabled the Company to penetrate the regional, helicopter, general aviation and military aircraft markets. In addition, the Company has targeted the aftersale market for certain of its products other than Heat Transfer Equipment.

The Company has identified the electronics industry as a market with significant growth potential for its Heat Transfer Equipment. For the past several years the Company has been engaged in the design, development and manufacture of electronic heat dissipation equipment such as cold plates, heat sinks, cold walls and other components which remove and dissipate heat from electronic systems. The Company's Heat Transfer Equipment is currently used primarily in airborne radar systems, electronic warfare packages, avionics, electronic pods and other airborne electronic systems. The Company's current customers for these products include Elta (a division of Israel Aircraft Industries), Raytheon, Rafael and Elisra.

The electronics industry has also seen a trend toward miniaturization of electronic systems. Although smaller, these systems often generate the same level of heat as larger systems. The Company intends to design and develop high technology heat dissipation products to meet the size, weight and efficiency requirements of the electronics industry.

The Company believes that its technical expertise in the field of heat transfer will facilitate its entry into related businesses.

In April 1999, the Company entered into a License and Technical Assistance Agreement with a subsidiary of a large international corporation (the "LTA Agreement"). Pursuant to this LTA Agreement the Company will supply the facility know-how, technology and technical assistance for the development and manufacturing of certain types of advanced aeronautical equipment for a total of $4,250,000 in payments over the next three to five years. As of June 15, 2002, the Company received $2,052,500 in payments. At the end of the Project, the Company which bought the know-how and the technology will perform 50% of the Mutual Projects that we have today and they will pay us royalties of 7.5% for 10 years.

In May 1999, the Company entered into an agreement with ENERCO, an Israeli company, to acquire the know-how and production rights of its line of military air conditioning systems which are used in military communication shelters, mobile shelters and armored vehicles for $274,500 and royalty payments ranging from 1.5% to 6% of sales from 1999 through 2006.

Products and Services

The table below sets forth, for the periods indicated, the revenues derived from sales, and the percentage of total revenues, of the Company's products and services.

	Years Ended			
	December 31, 2001		December 31, 2000	
Revenues Derived From Sale of	Amount	Percent	Amount	Percent
	(In thousands)			
Heat Transfer Equipment Manufacturing	$15,228	60.8%	$18,511	65.1%
Overhaul Services	8,326	33.2%	8,218	28.9%
Other Products	1,497	6.0%	1,695	6.0%
Total:	$25,051	100.0%	$28,424	100.0%

Heat Transfer Equipment

The Company manufactures a wide range of Heat Transfer Equipment both in the United States and Israel. Heat Transfer Equipment, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components used in a wide variety of environmental control systems, mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer equipment components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

As a component in a larger operating system, heat transfer equipment must be efficient, compact, lightweight and reliable. In the aerospace industry in particular, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer equipment to serve the cooling functions becomes more critical. Using its technological expertise, the Company believes it is well positioned to respond to these industry demands through continued new product development and product improvements.

The principal Heat Transfer Equipment of the Company are air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool the jet engine's hot "bleed air" which, when cooled, is then used in the aircraft's air-conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

The Company provides anywhere from one to all of the different types of heat transfer equipment in a particular aircraft. Widebody planes require approximately seven different types of heat transfer equipment, while regional aircraft and helicopters contain approximately three types. The Company's heat exchangers and precoolers, which are types of heat transfer equipment found in most aircraft, are generally sold for between $1,000 and $20,000 per unit.

A substantial portion of the Company's Heat Transfer Equipment is sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. The Company generally enters into long-term contracts with its customers, which require the Company to supply a designated piece of Heat Transfer Equipment for an entire project. The Company's contracts with such customers generally range from one to three years.

The Company also manufactures heat dissipation equipment, such as evaporators, cold plates, cooling chests, heat sinks and cold walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), which control and dispose of heat emitted by the operation of various electronic systems. These heat dissipation products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

The Heat Transfer Equipment has been marketed worldwide for applications in commercial and military aircraft and electronics systems, the primary users of such equipment. The Company's customers for its Heat Transfer Equipment include Lockheed, Liebherr, Boeing, Israel Aircraft Industries, Sundstrand and Cessna, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which the Company's parts are included, spare and replacement parts for the original heat transfer systems are usually provided by the Company.

System Design, Development and Manufacture

The Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company's customers for its design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing Co., Teledyne, Israeli Air Force, Israel Aircraft Industries, as well as the U.S. Air Force and Navy.

Remanufacture, Overhaul and Repair Services

The Company remanufactures, overhauls and repairs heat transfer equipment through its FAA certified repair station. In the past, the Company has primarily marketed these Overhaul Services to major commercial airlines, such as Air Canada, FedEx, Sabena and Lufthansa. The Company is also engaged with the U.S. Air Force and Navy and Bell Helicopters in overhaul and repair of military heat transfer products.

Heat transfer products typically require Overhaul Services or replacement after three to five years of service. The Company offers its customers repair services on three levels. If the damage is significant, the Company will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. The Company designs and develops these customized remanufacture programs as cost effective alternatives to new part replacement. Remanufacture programs account for more than 50% of the Company's Overhaul Services. In cases of less severe damage, the Company will either overhaul or repair the unit as necessary. The Company's Overhaul Services generally cost a customer up to approximately 60% of the price of replacement with a new unit, and come with warranties which vary with the extent of service performed. Remanufactured units carry warranties identical to those provided with new units.

The Company currently overhauls secondary and emergency power systems and jet fuel starters for F-16's, fuel injection governors, power and cooling turbines and valves. The Company's customers for its systems overhaul services include the Israeli Air Force, Israel Aircraft Industries, NATO airforces, as well as the U.S. Air Force and Navy.

Conventional Air Conditioning Systems

TAT Technologies offers a wide range of highly reliable and affordable Military Air Conditioners and NBC Systems, featuring high performance and simplicity. TAT manufactures a comprehensive line of versatile air conditioning systems, which provide a complete solution for application where heat removal is essential. Simple installation, maintenance and easy integration make the systems user-friendly. The units meet the MIL-STD-810 and MIL-STD-461 requirements and are designed for operation in difficult climatic conditions. Our Air Conditioning and NBC Systems have been installed on Military Communications Shelters, Mobile Shelters, Armored Vehicles and used in many other military applications. Beside our standard units, we may propose custom-made systems as per customer specification.

Other Products

The Company manufactures and repairs SF6 gas reclaiming carts ("Carts"), a highly specialized system used in electrical utility power plants. SF6 gas is used to prevent the reaction of components ("arcing") in the circuit breakers of utility power plants. Over time, the SF6 gas must be removed from the circuit breaker for recharging. The Carts extract the SF6 gas and convert it to liquid, filter and recharge the liquid, and then convert the liquid back to SF6 gas which is then re-injected into the circuit breaker.

Carts typically weigh approximately 2,000 lbs. and are sold at a price ranging between $50,000 and $120,000 per Cart. As circuit breakers have become more advanced, the industry has seen a trend toward the small Carts, which are characterized by increased density in a more compact space. Such Carts typically weigh 300 lbs. to 500 lbs. and have an average sales price of $30,000.

The Company also manufactures a liquid demineralizer ("Demineralizer") used primarily for radar and other electronic systems which use cooling fluids that must be extremely pure. These fluids are treated by the Demineralizer to maintain their purity. The Company markets its Demineralizer to the United States Navy for use in a variety of shipboard applications where the environment is corrosive and maintaining the purity of the fluids is crucial. The Company designed its Demineralizer more than 10 years ago to meet the Navy's procurement specifications.

EFACS Technology

In January 1994, the Company exercised its option to purchase the EFACS technology from TAT Industries. TAT Industries began, and the Company has continued, development of the EFACS in response to the need for more compact and efficient cooling systems for use in commercial and military applications. The Company believes that the EFACS, which uses air and water rather than other coolants, will be lighter and more compact, than traditional air cycle air-conditioning systems, and more environmentally friendly, lighter and more compact than traditional air conditioning systems, depending on specific applications.

The Company believes that the EFACS will be suited for use in military electronic pods and small aircraft. Pods are externally mounted on military aircraft to aid in navigation, night vision targeting and reconnaissance and require a cooling system in a limited space in which electricity is the most available source of energy. Also, electronic pods are enjoying increased popularity in that they provide highly cost effective solutions for modernizing existing aircraft and for providing multi-mission capability and flexibility.

Conventional pod cooling systems display limited cooling performance, particularly in low level flight and at high subsonic speeds, hence imposing operational limitations to the aircraft. With EFACS, both the cooling performance and efficiency improves with increasing speeds and even supersonic speeds at low level are a realistic option. In aircraft, there is generally a shortage of cooling performance on the ground due to the prevailing low engine speeds which result in low bleed air pressures for use in air-cycle systems and low electrical power availability for vapor-cycle systems. EFACS is expected to provide improved performance under these conditions, owing to the fact that it simultaneously uses bleed air and electrical power (in accordance with a Company Patent) and automatically regulates the proportion of power usage in accordance with momentary availability. The Company has developed an EFACS module (i.e., complete structural pod section) for a highly successful pod system in worldwide operational use and a replacement of an existing vapor-cycle system. The development was done in close cooperation with the pod manufacturer which led to full integration between the existing pod system and the EFACS. The prototype units have undergone stringent and comprehensive qualification tests which were completely successful. Serial production is contingent upon the successful completion of the following tasks: (i) flight testing (to occur in 2002); (ii) development of sensor-controller related to the limited space availability of the subject installation; (iii) design of production changes including added requirements related to extreme corrosive environments; and (iv) complementary qualification tests to approve the final design.

In December 1994, the Company's patent with respect to the EFACS technology was approved in the United States, and in July 1998 the Company submitted a second patent application to the U.S. Patent Office. The Company is continuing the research and development efforts to explore the possible applications of this technology, and to initially market the EFACS technology to electronics pod and small aircraft markets.

Sales and Marketing

The Company derives its revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:

Geographic Region	Years Ended			
	December 31, 2001		December 31, 2000	
	(In thousands)			
	Amount	Percent	Amount	Percent
Israel	$5,482	21.88%	$8,333	29.32%
Other Asian countries	1,327	5.30%	968	3.41%
United States	12,393	49.47%	12,956	45.58%
Europe	5,680	22.67%	5,758	20.25%
Other	169	0.68%	409	1.44%
Total:	$25,051	100.00%	$28,424	100.00%

The Company markets its products and services through its internal marketing staff and a worldwide network which consists of independent representatives. These efforts are coordinated and directed by the Company's internal marketing personnel. The Company's representatives are strategically located near key customer sites in certain offices throughout the United States, in addition to offices in Europe, Asia, the Middle East, South America and Australia. The Company implemented its current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of these businesses and the increased customer base. Representatives are in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for the Company's products, obtain requests for quotations and identify new product opportunities. The Company's marketing activities also include advertising in technical publications which target heat transfer equipment and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

Major Customers

The Company's products and services are provided worldwide to OEMs and end-user customers in the commercial, military and industrial markets. The Company's major customers include OEMs such as Liebherr, Lockheed, Hamilton-Sundsrand, Israel Aircraft Industries and Boeing and end-users such as Air Canada, FedEx, Sabena and Lufthansa. During the fiscal years ended December 31, 2000 and 2001 Elta Electronics Industries Ltd. (Subsidiary of I.A.I. Ltd.) accounted for approximately 14.4% and 12.2%, respectively, of the Company's revenues. For the fiscal years ended December 31, 2000 and 2001, Liebherr – Aerospace Toulouse Ltd. accounted for 9.9% and 11.4%, respectively, of the Company's revenues.

Sales to the U.S. and Israeli governments, acting through their various departments and agencies, accounted for approximately 9.3% and 4.1% of the Company's revenues in 2000, respectively, and approximately 14.6% and 4.4% of the Company's revenues in 2001, respectively. Government contracts are generally terminable by the government at will.

Product and Service Warranties

The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, warranty costs to the Company have not been substantial.

Engineering and Manufacturing

The Company maintains a staff of 204 employees in engineering and manufacturing to design, manufacture, remanufacture, repair and test its products. See "Item 13 - Interest of Management in Certain Transactions." The Company's engineering department is responsible for the design and development of all heat exchangers and other products as well as the methods, tooling, test instructions and test equipment. The engineering staff provides the Company with extensive knowledge and experience related to its Heat Transfer Equipment. Most of the Company's product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

In general, the Company has manufacturing capabilities for most of the parts and accessories of its Heat Transfer Equipment. The Company also manufactures the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test its products. The Company has developed proprietary design techniques and computer aided design software which assist in the mechanical design and manufacturing of the Company's products. All products are produced and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.

The Company provides its Overhaul Services through its in-house engineering and manufacturing staff. The Company's Chief Engineer and Quality Assurance Manager of its Overhaul Services have been certified as an FAA-Designated Engineering Representative and an FAA-Designated Manufacturing Inspection Representative, respectively, and work together with the Company's engineers to assure compliance with FAA guidelines and provide the necessary inspection of products during development and manufacture.

The Company is generally not dependent upon any single source of supply, and seeks to maintain an adequate inventory of all imported components. The Company's Israeli operations employ the services of a purchasing agent, a corporation which is wholly-owned by certain officers and directors of the Company. See "Item 13 - Interest of Management in Certain Transactions."

Regulation

The Company's operations in the United States are regulated by the FAA and the U.S. Department of Defense.

The Company is required to comply with the FAA's Federal Aviation Regulation, which generally requires the Company to obtain FAA approval prior to the sale of new products for aircraft applications. The Company currently holds all necessary FAA authorizations required for the production of its products. In addition, the Company holds an FAA repair station certificate which permits the Company to provide its Overhaul Services.

The Company is also required to comply with the U.S. Department of Defense's Federal Acquisition Regulation, which governs all of the Company's work for military applications.

The Company's operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. The Company is certified by the Israeli Air Force for the Ministry of Defense for both manufacturing and maintenance. The Company is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, the Company's export of certain products and/or know-how is subject to approval by SIBAT, a corporation controlled by the government of Israel. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual exports of such products.

Backlog

At June 15, 2002, the Company had a backlog of approximately $26.0 million for products to be delivered through December 31, 2004, as compared to June 15, 2001, when the Company had a backlog of approximately $22.5 million for products to be delivered through December 31, 2003. The Company anticipates that approximately $13.3 million of its backlog at June 15, 2002 will be delivered by December 31, 2002, approximately $8.0 million by December 31, 2003 and approximately $4.7 million by December 31, 2004.

Competition

The field of heat transfer requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell Corporation and Hamilton Standard. Other manufacturers in the United States are Hughes-Treitler Manufacturing Corp., Stewart Warner South Wind Corp., United Aircraft Products, Lytron Inc., Grimes Corporation and Lockhart Industries Inc., and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd. ("NGL"), Secan and Behr.

The Company's major competitor in the Overhaul Services business is Lori, a subsidiary of Honeywell, a U.S. company. Other competitors include Secan and NGL, which are based in Europe.

Proprietary Rights

At the present time the Company owns two U.S. patents and one Israeli patent with respect to this technology relating to "Air Cycle Air Conditioning System" (United States and Israel), and "Condenser Heat Exchange" (United States). "See "-EFACS Technology." Except for such patents, neither the Company nor any of its subsidiaries holds any material patents and none of them is currently seeking additional patent protection in any country. The Company relies on confidentiality agreements with its significant employees as well as on laws protecting trade secrets, and considers such items proprietary, but believes that its success depends less on the ownership of such proprietary rights than on its innovative skills, technical competence and marketing abilities. The Company has no existing material registered trademarks.

Property, Plant and Equipment

The Company's executive offices, research and development and manufacturing facilities in Israel are located in a 9,500 square foot facility located in Gedera. This facility is leased from the Israeli government pursuant to a lease which expires in 2020, which was assigned, but not registered, to the Company by TAT Industries in connection with the Company's acquisition of TAT Industries' heat exchanger operations. See "Item 7 – Major Shareholders and Related Party Transactions."

In connection with the purchase of the business and operations of TAT Industries, in February 2000, the Company and TAT Industries entered into a lease agreement, pursuant to which the Company leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 29.5 dunams for a period of 24 years and 11 months. In consideration for the lease, the Company will pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, and which rentals are subject to revaluation every fifth year.

The Company's Tulsa, Oklahoma facility consists of approximately 55,000 square feet.

Management believes that the Company's present facilities are well maintained, in good condition and are sufficient for the Company to continue to operate and meet its production needs. The Company's utilization of its production capacity varies from time to time based on fluctuations in its business and other factors.

Conditions in Israel

The Company's principal executive offices and manufacturing and research and development facilities are located in the State of Israel. Accordingly, the Company is directly affected by political, economic and military conditions in Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, while Israel was in the process of conducting peace negotiations with the Palestinian Authority, since the commencement of the intifada in October 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority and as a result of fighting in Gaza and the West Bank, and terrorist activities being conducted against Israel, the peace process between the parties is no longer being negotiated at the present time. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a significant adverse effect on the Company's business. Further deterioration of hostilities into a full-scale conflict might require more widespread military reserve service by some of the Company's employees that may have a material adverse effect on the Company's business.

All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations the Company cannot assess the full impact of such requirements on its workforce or business if conditions should change and the Company cannot predict the effect on it of any expansion or reduction of such obligations.

Economic Conditions

Israeli's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions or remittances of dividends on the ordinary shares or the proceeds from the sale of the shares, however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on the Company.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australis, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the EEC, known now as the "European Union" concluded a Free Trade Agreement in July 1975 which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade agreement with the European Union, which includes redefinement of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israeli has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

History and Development of the Company

The Company was incorporated in 1985 pursuant to the laws of Israel under the name Galaxy Graphics Ltd. and the name was changed to TAT Technologies Ltd. in May 1992. The Company was formed to develop the computerized systems business of TAT Aero Equipment Industries, Ltd., an affiliate and majority shareholder of the Company, which in August 1994 changed its name to TAT Industries, Ltd. The Company's registered office is located at P.O. Box 80, Gedera, Israel 70750 and our telephone number is 972-8-859-5411.

For a description of important events in the development of our business see "Business Overview" above.

For a discussion of our capital expenditures and divestitures, shareholders should review "Item 5. Operating and Financial Review and Prospects."

Organizational Structure

The Company is approximately 70% owned by TAT Industries, Ltd., an Israeli corporation. The Company's wholly-owned subsidiary, Limco-Airepair International, Inc. ("Airepair), is located in Tulsa, Oklahoma.

Item 5. Operating and Financial Review and Prospects

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 -"SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE " FORWARD-LOOKING STATEMENTS."

Operating Results

Overview

The Company's revenues and cost of revenues may vary significantly from year to year due to fluctuations in the mix of products ordered by customers and in the timing of orders and deliveries. As a result, comparisons of one period to another in any given year are not necessarily an accurate indication of future trends.

Sales to the United States and Israeli governments accounted for approximately 9.3% and 4.1%, respectively, of the Company's revenues for 2000 and for approximately 14.6% and 4.4%, respectively, of the Company's revenues for 2001. See " Item 1-Business-Major Customers." While a substantial portion of the Company's revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, management of the Company believes that the success and development of its business will continue to depend in part upon its ability to participate in the defense programs of the United States, Israel and other governments. While certain of such defense programs have been reduced or terminated as a result of current political conditions and budgetary constraints, it is not possible to determine the extent to which such reductions have affected the Company's revenues. There can be no assurance that any of these governments will continue to commit the current level of resources to such programs, that the Company will be able to continue to participate in such programs, or that changes thereto will not materially affect the financial condition of the Company. As a result, the Company's historical results of operation and financial position are not necessarily indicative of any future operating results or financial position.

The Company maintains its accounts and presents its financial statements in U.S. Dollars, the primary currency of the Company's operations. Transactions and balances denominated in currencies other than the U.S. Dollar have been presented in U.S. Dollars based on representative rates of exchange of such currencies.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues. Revenues in 2001 amounted to approximately $25.05 million compared to approximately $28.42 million in 2000. The decrease in revenues from 2001 compared to 2000, is primarily attributable to the cancellation of orders in connection with the events that occurred on September 11, 2001 and postponed revenues from the sale of certain of the Company's know-how to Liebherr.

Cost of Revenues. Cost of revenues decreased to approximately $16.9 million in 2001 from approximately $18.4 million in 2000, as a direct result of a decrease in revenues in 2001.

Cost of Research and Development. Cost of research and development remained the same during the year ended December 31, 2001 as compares to December 31, 2000 at $0.3 million.

Selling General and Administrative Expenses. Selling, general and administrative expenses in 2001 amounted to approximately $5.06 million compared to approximately $5.15 million in 2000.

Operating income Operating income in 2001 decreased approximately 38% to $2.8 million compared to approximately $4.5 million in 2000, as a direct result of a decrease in revenues during 2001 and without a reduction in the Company's fixed expenses.

Financial Expenses. The financial income (expenses) were $(79) thousand in 2001 compared to expenses of approximately $211 thousand in 2000, as a result of the devaluation of the Israeli shekel against the U.S. dollar.

Other Income (Loss). Other income (loss) of $(1) thousand in 2001 compared to gain of $752 thousand in 2000. See Note 17(c) to the Company's Consolidated Financial Statements.

Net Income from Continued Operations. Based on the foregoing, in 2001, the Company had a net income of approximately $2,658 thousand compared to a net of approximately $5,447 thousand in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues. Revenues in 2000 amounted to approximately $28.42 million compared to approximately $26.68 million in 1999. Real rise of 6.5%.

Cost of Revenues. Cost of revenues increased to approximately $18.4 million in 2000 from approximately $18.3 million in 1999. As a percentage of revenues, cost of revenues constituted approximately 64.84% and 68.81% in 2000 and 1999, respectively.

Cost of Research and Development. Cost of research and development decreased to $0.3 million in 2000 from $0.5 million in 1999.

Selling General and Administrative Expenses. Selling, general and administrative expenses in 2000 amounted to approximately $5.15 million compared to approximately $5.1 million in 1999.

Operating income (loss) Operating income in 2000 rose approximately 63% to $4.5 million compared to approximately $2.8 million in 1999.

Financial Expenses. The financial income (expenses) were $211 thousand in 2000 compared to expenses of approximately $25 thousand in 1999.

Other Income (Loss). Other income (loss) of $752 thousand in 2000 resulted mostly from capital gains on the sale of an investment in an affiliate (TVG) in the amount of $819 thousand. And the loss on the sale of fixed assets in the amount of $127 thousand compared to gain of $73 thousand in 1999. See Note 18(c) to the Company's Consolidated Financial Statements.

Net Income (Loss) from Continued Operations. Based on the foregoing, in 2000, the Company had a net income of approximately $5,447 thousand compared to a net of approximately $4,410 thousand in 1999. Rise of 24%.

Liquidity and Capital Resources

At December 31, 2001, the Company had working capital of approximately $18.0 million. To date, the Company has financed its operations through the initial public offering in 1987, the public offering (the "Public Offering") of its Ordinary Shares in November 1993 (approximately $13.8 million), the private placement of Ordinary Shares to certain investors in December 1992 (approximately $5 million) (the "Private Placement"), the sale of TVG ordinary shares owned by the Company, the sale of Aryt shares, cash flow from operations, short-term, interest-free borrowings from TAT Industries and export loans.

In the year ended December 31, 2001, the Company provided (used) approximately $2,050,000 in cash to cover operating activities compared to approximately $4,819,000 in 2000. In the years ended December 31, 2001 and 2000, the Company provided (used) approximately $1,963,000 and approximately $(1,477,000) respectively, in its investing activities. The cash used in operating and investing activities in 2001 and 2000 was funded by proceeds from cash generated from operating activities.

Current liabilities decreased to approximately $3.3 million at December 31, 2001 from approximately $5.2 million at December 31, 2000.

As of July 1, 1992, the Company acquired Airepair for an aggregate consideration of $2.9 million, consisting of a $500,000 cash payment and a promissory note payable to the former shareholder of Airepair in the amount of $1.4 million, payable in monthly installments of $11,667 each, which amount includes interest. In connection with the acquisition, the Company entered into a consulting agreement with the former shareholder of Airepair requiring an aggregate payment of $1 million, payable in monthly installments of $8,333 over a 10 year period. Such payments are reflected in the Consolidated Financial Statements at present value calculated annual interest rate of 9%.

Management believes that anticipated revenues from operations and its current cash balances will be sufficient to meet the Company's cash requirements through at least December 31, 2002. The

Company's continued operations thereafter will depend upon revenues from operations and the availability of equity or debt financing.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operation, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing upward, has been significantly reduced and the rate of devaluation has been substantially diminished. During the calendar years of 1990 through 1994, the annual rates of inflation were approximately 18%, 18%, 9%, 11% and 14.5%, respectively. During 1989 and 1990 the U.S. Dollar declined in value relative to major world currencies. Because government policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the U.S. Dollar remained relatively stable during this period. However, during 1999, 2000 and 2001 Israel effected devaluations of the NIS against the U.S. Dollar of (0.17%), (2.7%) and 9.2%, respectively.

During each of the three years in the period ended December 31, 1991 and during the two years ended December 31, 1994, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, but in 1992, the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

The U.S. Dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the NIS in relation to the U.S. Dollar. Inflation in Israel will have a negative effect on the profitability to the Company of contracts under which the Company is to receive payment in U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

A devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any assets of the Company denominated in NIS or receivables payable in NIS (unless linked to the U.S. Dollar). Such a devaluation would also have the effect of reducing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless linked to the U.S. Dollar). Thus, for example, by refinancing outstanding U.S. Dollar-linked borrowings with NIS borrowings unlinked to either the U.S. Dollar or the Consumer Price Index ("CPI"), the Company was able to reduce financing expenses when the NIS was devalued in 1992. Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the U.S. Dollar value of any unlinked NIS assets of the Company and the U.S. Dollar amount of any unlinked NIS liabilities of the Company.

Because exchange rates between the NIS and the U.S. Dollar fluctuate continuously (albeit with a declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results. For the years ended December 31, 1998, 1999, 2000 and 2001, such impact did not have a material effect on the Company's operations. The caption "Financial expenses - net" in the Company's financial statements includes the impact of these factors.

The following table sets forth for the periods indicated certain information with respect to the rate of inflation in Israel, as measured by the CPI, the devaluation of Israeli currency in relation to the U.S. Dollar, the annual inflation rate adjusted for devaluation and the rate of inflation in the United States:

Year Ended December 31	Israeli Consumer Price Index(1)	Annual Inflation(2)	Closing Exchange Rate(3)	Annual Devaluation(4)	Annual Inflation Rate Adjusted for Devaluation(5)	U.S. Inflation Rate(6)
1995	19,703,393	8.1	3.135	3.9	4.0	2.5
1996	21,789,455	10.6	3.251	3.7	6.8	3.3
1997	23,312,127	7.0	3.536	8.8	(1.6)	1.7
1998	25,322,057	8.6	4.160	17.6	(8.3)	1.6
1999	25,662,314	1.3	4.153	(0.17)	1.4	2.7
2000	25,758,608	0.4	4.041	(2.7)	3.1	3.4
2001	26,023,994	1.0	4.416	9.3	(8.2)	1.6

(1) For purposes of this table, the CPI figures use average 1951=100. These figures are based on reports of the Israel Central Statistics Bureau.

(2) "Annual Inflation" is the percentage change in the CPI between December of the year indicated and December of the preceding year.

(3) "Closing Exchange Rate" is the rate of exchange between Israeli currency and the U.S. Dollar at December 31 of the year indicated as reported by the Bank of Israel.

(4) "Annual Devaluation" is the percentage increase in the value of the U.S. Dollar in relation to Israeli currency during the year indicated.

(5) "Annual Inflation Adjusted for Devaluation" is obtained by dividing the December CPI (Column 1) by the closing exchange rate (Column 3), thus first obtaining a U.S. Dollar adjusted CPI, and then calculating the yearly percentage changes in this adjusted index.

(6) "U.S. Inflation Rate" is obtained by calculating the change in the U.S. CPI for All Urban Consumers, as published by the Bureau of Labor Statistics of the U.S. Department of Labor.

Research and Development

As of June 15, 2002, the Company employed a research and development staff of two people involved in the development of EFACS. See "-EFACS Technology." The Company continually utilizes its engineering and manufacturing capabilities in the design and development of new products and services and cost effective management techniques.

Trend Information

There are no significant recent trends that are material to production, sales and inventory, the state of the order book and costs and selling prices since the latest fiscal year.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The directors, officers and key employees of the Company are as follows:

NAME	AGE	POSITION WITH THE COMPANY
Shlomo Ostersetzer	75	Chief Executive Officer and Chairman of the Board of Directors

Dov Zeelim	62	President, Vice Chairman of the Board of Directors
Israel Ofen	53	Executive V.P., Chief Financial Officer and Director
Shraga Katz	57	Vice President Operations
Avi Kahana	58	Secretary
Moshe Tachnai	60	Director
Jacob Danan	61	Chief Engineer and Vice President of Marketing
Dr. Meir Dvir	71	Director
Yaacov Fish	55	Director
Yael Rosenberg	33	Director
Lior Zeelim	33	Director

Each Director of the Company is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board of Directors.

Shlomo Ostersetzer has served as Chairman of the Board of Directors of the Company since April 1985. Mr. Ostersetzer has also served as Chief Executive Officer of the Company since 1990. Mr. Ostersetzer was one of the founders of TAT Industries and has served as Chairman of the Board of Directors of TAT Industries since 1970. See "Item 13 - Interest of Management Certain Transaction." Prior to serving as TAT Industries' Chairman, Mr. Ostersetzer served as the President and Managing Director of TAT Industries. Mr. Ostersetzer has served with TAT Industries since 1968.

Dov Zeelim has been the President of the Company since January 2000 and has served as Vice Chairman of the Board of Directors of the Company since April 1985 and has served as Managing Director of TAT Industries since 1983. Prior to this position, Mr. Zeelim served as Executive Vice President and as Vice Chairman of TAT Industries. Mr. Zeelim has served with TAT Industries for 21 years. Mr. Zeelim is licensed as a C.P.A. in Israel.

Israel Ofen has served as Executive Vice President and Chief Financial Officer of the Company since August 1993, as Managing Director since March 1991 and has held other managerial positions with the Company since April 1985. In addition, Mr. Ofen served as Vice President, Finance of TAT Industries from 1983 through August 31, 1993 and President since January 2000. Mr. Ofen is licensed as a C.P.A. in Israel.

Shraga Katz has served as V.P. Operations of the Company since March 1998. From August 1995 to March 1998 he served as General Manger of Limco. From 1986 to 1995, he served as manager of the Israeli heat exchanger operations division of TAT Industries and has served as manager of the heat exchange operations for the Company since 1991. Mr. Katz is a retired lieutenant colonel of the Israeli Air Force in which he served for 20 years.

Avi Kahana has served as Secretary of the Company since January 1, 1998. During the past five years Mr. Kahana has been the Manager of Import and Export, and he has worked for TAT Industries and its subsidiaries since 1984.

Moshe Tachnai has been a Director of the Company since 1985 and previously served as Senior Vice President, Operations of the Company from April 1985 to May 1988. Prior thereto, Mr. Tachnai served in various capacities with TAT Industries since 1968. Presently, Mr. Tachnai is a Manager with

Memtech Ltd., a company engaged in electronics and computer systems and a director of Novo Media Ltd., a company engaged in printing.

Jacob Danan is Chief Engineer of the Company, and, as of January 1, 1998, was appointed Vice President of Marketing. Mr. Danan has been with the company since 1980. He is an aeronautic engineer, and received his degree from the Techneyon in Haifa.

Dr. Meir Dvir has served as a Director of the Company since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development of the Israeli Aircraft Industries since 1985. He is also a director of Elta, Komodur Aviation and DTS.

Yaacov Fish has served as a Director of the Company since January 1994. From 1992 to 1997 Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994. Mr. Fish served as general comptroller of Egged Ltd. from 1977 to 1990.

Yael Rosenberg has served as a Director of the Company since December 1999 and has served as a director of TAT Industries since November 1996. Mrs. Rosenberg served as a director of T.V.G. Technologies from November 1998 through May 1999. Mrs. Rosenberg is the daughter of Shlomo Ostersetzer, who is Chairman of the Board of the Company and TAT Industries. She is employed as a lawyer in the law offices of Meitar, Liqvornik, Geva and Co. Mrs. Rosenberg received her B.A. in law at the Administration and Management College in Tel Aviv.

Lior Zeelim has served as a Director of the Company since December 1999. Mr. Zeelim is the son of Dov Zeelim, Vice Chairman of the Board of the Company and TAT Industries and President of TAT Industries. He is a registered representative who trades in the stock market for his own account.

Compensation

During 2001, the Company paid its officers and directors compensation in the aggregate amount of $1,379,280 and the Company anticipates that the aggregate compensation paid to its officers and directors during 2002 will be approximately $1,300,000. The foregoing includes amounts set aside for or accrued to provide pension, retirement or similar benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid for by companies in Israel.

Employee's Name	**Salaries & Social Benefits**	**Bonus**	**Option Plan**	**Realization Plan**		
Shlomo Ostersetzer	$254,092	$60,700	250,000	--	125,000	125,000
Dov Zeelim	$273,705	$60,700	350,000	50,000	125,000	175,000
Israel Ofen	$198,471	$24,030	205,000	37,500	65,000	102,500
Jacob Danan	$156,006	$24,743	40,750	2,000	13,750	25,000
Shraga Katz	$125,199	$16,634	27,000	2,000	5,000	20,000

Shaul Menachem	$165,000	$20,000	10,000	--	--	10,000

Board Committees

The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of a majority of the Directors, and may cancel such appointment. Any person, whether or not already a director, may act as an alternate, and the same person may act as the alternate for several directors and shall have the corresponding number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period, or of the appointment. No director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors. In the event of a tie vote, under the Articles of Association of the Company, the Chairman of the Board shall have a second or casting vote.

Independent Directors

Under an amendment effective July 1987 to the Israeli Companies Ordinance (New Version), 1983, publicly held Israeli companies are required to appoint at least two independent directors (the "Independent Directors") who have been approved by a statutory committee consisting of the Chairman of the Israeli Securities Authority, the Chairman of the Tel Aviv Stock Exchange and a member of the Israeli judiciary who acts as a chairman of the committee (the "Committee"). The Companies Ordinance details certain standards for the independence of these directors. These directors must be residents of Israel and unaffiliated with the Company and its principals. They are entitled to obtain all information relating to the Company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the Company. The law imposes an obligation on these directors to report infringements of law and good business practice as well as improper conduct to the Chairman of the Board of a company and in some cases to the Israeli Securities Authority. Under the Companies Ordinance, any committee of the Board of Directors must include at least one Independent Director. The Companies Ordinance also mandates the appointment of an independent audit committee composed of three or more directors, including all of the Independent Directors. See "- Approval of Certain Transactions under the Companies Ordinance; Audit Committee."

An Independent Director shall be appointed for five consecutive years and may not be reappointed until two years have passed since the conclusion of his previous term.

The District Court of Tel Aviv ruled on June 6, 1993 that companies registered under the laws of Israel (like the Company) whose shares have been offered to the public outside Israel, as in the case of the Company, are also obligated to comply with the requirements of this statute. In October 1993,the Israeli Supreme Court issued a stay of execution of the District Court's decision pending the Supreme Court final decision the Company intends to designate and apply to the Committee for the approval of two Independent Directors.

The Board of Directors of a company which is obliged to nominate Independent Directors must also appoint an internal controller, in accordance with the proposal of the audit committee. The role of the internal controller is to examine, inter alia, whether the company's acts comply with the law, integrity, and orderly business procedure.

Approval of Certain Transactions under the Company's Ordinance; Audit Committee

A 1991 amendment to the Israeli Companies Ordinance defines the duties of care and skill and the fiduciary duties of loyalty and good faith owed by directors and officers to a corporation. It is nevertheless premature to determine how these provisions will be interpreted and enforced by the courts.

As permitted by the Companies Ordinance and the Company's Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, advance funds for legal expenses in connection with such indemnification.

The Companies Ordinance, as amended, requires that an "Office Holder" disclose to the Company if he or she has a direct or indirect personal interest in transactions to which the Company intends to be a party. An "Office Holder" is defined in the Companies Ordinance as director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

The Companies Ordinance requires that certain transactions, actions and arrangements be approved as provided for in a company's Articles of Associations and/or by an audit committee of a company's Board of Directors whose members meet certain Criteria of Independence as defined in the Companies Ordinance (the "Audit Committee") and by the Board of Directors itself. All of the Independent Directors must serve on the Audit Committee. In certain circumstances, shareholders approval is also required. The vote required by the Audit Committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

The Audit Committee of the Board of Directors of the Company is comprised of: Dov Zeelim, Moshe Tachnai, Meir Dvir and Yaacov Fish. Approval by the Audit Committeeand the Board is required for such matters as: (i) certain transactions to which the Company intends to be a party and in which an Office Holder or certain other parties (including affiliates of the Company or Office Holder) have a direct or indirect personal interest; (ii) actions or arrangements which could otherwise be deemed to constitute a breach of fiduciary duty or the duty of care of an Office Holder to the Company; (iii) arrangements with directors as to the term of their service; (iv) indemnification of Officer Holders; and (v) certain transactions defined in the Companies Ordinance as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company). Arrangements with directors regarding their service and, in certain circumstances, the other matters enumerated above, may also require shareholder approval.

Directors with respect to whom the foregoing matters are brought for the approval of the Board of Directors or the Audit Committee are not entitled to vote thereon, and Office Holders (including directors) with respect to whom such matters are brought for such approval may not be present during discussions of the Board of Directors pertaining thereto.

The Company has entered into employment contracts with its executive officers in Israel, which generally provide for termination by either party for any reason upon written notice ranging from 14-90 days and has entered into confidentiality agreements with its executive officers and technical personnel. The Company's agreement with Israel Ofen provides for termination by the Company upon twelve months written notice. The Company does not have employment or confidentiality agreements with any of its United States employees.

Employees

As of June 15, 2002, the Company employed a total of 204 persons, of whom 132 are involved in manufacturing and quality control, 46 in administration, sales and marketing and 26 in engineering and research and development.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under the collective bargaining agreements, the wages of most of the Company's employees are linked to the Consumer Price Index, although the extent of the linkage is limited.

In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration. The payments thereto amount to approximately 13% of wages, with the employee contributing approximately 40% and the employer approximately 60%.

A general practice followed by the Company, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as "Management Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5% of his wages and the employer contributes an additional amount of approximately 13-1/3%- 16% of such wages.

Share Ownership

The following table sets forth as of June 15, 2002 the number of Ordinary Shares, nominal value NIS 0.90 per share, of the Company (the "Ordinary Shares") owned beneficially by all officers and directors of the Company .

Name and Address	Number of Ordinary Shares Owned	Percent of Ordinary Shares
TAT Industries(1)	3,124,521	69.8%
Shlomo Ostersetzer(1)(2)	325,437(3)(4)	5.72%
Dov Zeelim(1)(2)	390,587(3)(4)	6.86%
Israel Ofen(1)(2)	227,492(4)	4.0%
Dvir Meir	7,500	0.13%
Fish Yaakov	7,500	0.13%
Tachnai Moshe	7,500	0.13%

(1) TAT Industries and each of Messrs. Ostersetzer, Zeelim and Ofen has an address at P.O. Box 80, Gedera, Israel 70750.

(2) On a fully diluted basis.

(3) Such number does not include shares beneficially held by TAT Industries. Mr. Shlomo Ostersetzer, Chairman of the Board of Directors and Chief Executive Officer of the Company, is the Chairman of the Board of TAT Industries and owns approximately 39.8% of the equity rights and the voting rights in TAT Industries as of June 15, 2002. Mr. Dov Zeelim, President and Vice Chairman of the Board of Directors of the Company, is the Vice Chairman of TAT Industries and owns approximately 20.0% of the equity rights and the voting rights in TAT Industries as of June 15, 2002.

(4) Includes Ordinary Shares that the following persons have the right to acquire upon the exercise of stock options: Shlomo Ostersetzer, 250,000 Ordinary Shares; Dov Zeelim, 350,000 Ordinary Shares; and Israel Ofen, 205,000 Ordinary Shares.

Stock Option Plans

In June 1994, the Board of Directors of the Company adopted a share option plan (the "1994 Plan"), pursuant to which 250,000[1] Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1994 Plan. All options granted under the 1994 Plan are granted on the condition that the grantee remains employed by the Company for at least five years from the date of grant as an employee, officer or consultant and are granted on a pro rata basis during that period. In June 1994, the Board of Directors approved the granting of options under the 1994 Plan at an exercise price of $2.00 per share as follows: Israel Ofen: 75,000[1]; Dov Zeelim: 100,000[1]; and an aggregate of 75,000[1] to other directors, employees of the Company and service renderers. In September, 1994 the Company's shareholders approved the 1994 Plan and the granting of the foregoing options.

In March 1995, the Board of Directors of the Company adopted a share option plan (the "1995 Plan"), and approved by the Company's shareholders in August 1995 pursuant to which 800,000[1] Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1995 Plan. In June 1995, the Board of Directors approved the granting of options under the 1995 Plan at an exercise price of $2.25 per share as follows: Shlomo Ostersetzer: 250,000[1]; Dov Zeelim: 250,000[1]; Israel Ofen: 130,000[1]; and an aggregate of 170,000[1] to other employees and services renderers of the Company.

[1] These numbers are historically accurate; however, the Reverse Split has the effect of halving the number of shares available or granted under the plan and doubling the exercise price.

In January 1999, the Board of Directors adopted a new share option plan ("1999 Plan") for which 500,000 Ordinary Shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer: 125,000; Dov Zeelim: 175,000; Israel Ofen: 102,500 and an aggregate of 97,500 to other employees and directors.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

For information concerning the beneficial ownership of our outstanding Ordinary Shares for all shareholders known to the Company to beneficially own or exercise control or direction over more than 5% of our Ordinary Shares, see "Item 6. Share Ownership."

Related Party Transactions

Management and Services Agreements

In February 2000, the Company signed an agreement with TAT Industries, to purchase the business and operations of TAT Industries for the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of the agreement, all of the employees of TAT Industries were transferred to the Company effective January 1, 2000, without any change in the conditions of their employment. TAT Industries will pay the Company $50,000 per year for administrative and accounting personnel, and secretarial staff who served as employees of TAT Industries that are being transferred to the Company and will continue to provide such services.

In addition, pursuant to the terms of the February 2000 agreement, the Company and TAT Industries entered into a lease agreement, pursuant to which the Company leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 29.5 dunams for a period of 24 years and eleven months. In consideration for the lease agreement, the Company will pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, and which rentals are subject to revaluation every fifth year.

Guarantees and Pledges

TAT Industries has pledged 166,672 of the Company's Ordinary Shares owned by it in favor of a trustee for the benefit of the former shareholder of Airepair as collateral for the Company's payments of the full amounts due in connection with the acquisition of Airepair. In addition, the Company pledged all of its shares in Airepair and all proceeds from sales to a major U.S. customer.

TAT Industries also pledged 55,557 of the Company's ordinary shares for the benefit of the former shareholder of Aeroduct.

TAT Industries also guarantees the obligations of the Company under an employment agreement with the former owner of Airepair.

Other Transactions

The Company's Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of them are officers and Directors of the Company) which receives 10% commission on all purchases in North America and 3% commission on sales to North America [not including sales of heat transfer products] (with a limitation that these amounts won't exceed 5% commission on purchases plus 5% commission on sales). In the years ended December 31, 2000 and 2001, the Company paid approximately $443,000 and $395,000 to Gal Tech, respectively, in accordance with such agreement.

TAT Industries granted the Company an option to purchase the EFACS technology and all of the rights related thereto for an aggregate consideration which includes a 17% royalty on the first $10 million in revenues received by the Company from sales of products (including licensing fees) utilizing the EFACS technology, a 7% royalty on all such revenues in excess of $10 million, and the payment of all royalties due to the office of the Chief Scientist. The Company exercised this option in January 1994. TAT Industries has a right of first refusal on the manufacture of parts for products utilizing the EFACS technology. In the event that the Company sells any of the EFACS technology, TAT Industries would receive 25% of all amounts received by the Company in connection therewith.

Other Matters

Mr. Shlomo Ostersetzer serves as the Chairman of the Board of TAT Industries. Mr. Dov Zeelim serves as Vice Chairman of TAT Industries. Messrs. Zeelim and Ostersetzer are both controlling shareholders of TAT Industries, which is the controlling shareholder of the Company.

Mr. Israel Ofen serves as President of TAT Industries.

Certain Consultants to the Company

In connection with the acquisition of Airepair, the Company entered into a consulting and non-compete agreement with the former shareholder of Airepair. The agreement, which expires in July 2002, provides that such shareholder shall receive $500 for each day worked at the request of the Company, in addition to monthly payments of $8,333, or an aggregate of $1.0 million over the term of such agreement. The agreement may be terminated only upon full payment of the $1.0 million to the former shareholder or his heirs.

In February 2000, the Company entered into an agreement with Renana Economic Consultancy Ltd. ("Renana") whereby Renana will provide the Company with economic and business consulting services in connection with the introduction of the Company on the capital market and with raising capital for the Company. In consideration for Renana's consulting services, the Company gave Renana options on 225,000 shares of stock which are exercisable over a minimum of 14 trading days for prices per share ranging from $5 to $8 commencing from May 1, 2000 through December 31, 2002.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See the Index to Consolidated Financial Statements accompanying this report on Page F-1

Legal Proceedings

The Company is not engaged in any legal proceedings, and is not aware of any pending or threatened litigation, which, in management's view, would have a material adverse effect on the Company's results of operations or financial condition. See "Note 11(g) to the Company's Consolidated Financial Statements."

Dividend Policy

The Company has never declared or paid cash dividends on its ordinary shares. However, if such be declare, nonresidents of Israel who have purchased ordinary shares of the Company will be able to received dividends and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident freely repatriable in certain non-Israeli currencies (including dollars) at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, as amended in May 1998, provided that Israeli income tax had been paid on such amounts by the Company.

Significant Changes

None.

Item 9. The Offer and Listing

Nature of Trading Market

The following table sets forth for the fiscal periods indicated the closing high and low sales prices of the Ordinary Shares in the NASDAQ SmallCap Market.

The Ordinary Shares were quoted on Nasdaq under the symbol "TATTF" and began trading on the Nasdaq National Market on November 11, 1993 under the same symbol. There is currently no trading market for the Ordinary Shares outside the United States.

	Ordinary Shares	
	High	Low
Fiscal Year Ended December 31, 1997	3.5	2
Fiscal Year Ended December 31, 1998	4.25	0.75
Fiscal Year Ended December 31, 1999	3.625	1.00
Fiscal Year Ended December 31, 2000	7.5	2.563
Fiscal Year Ended December 31, 2001	3.25	1.70

	Ordinary Shares	
Calendar Period	High	Low
Fiscal Year Ended December 31, 1999		
First Quarter	1.875	1.188
Second Quarter	1.9687	1.00
Third Quarter	1.8125	1.313
Fourth Quarter	3.625	1.438
Fiscal Year Ended December 31, 2000		
First Quarter	7.5	3.344
Second Quarter	5.875	3.5
Third Quarter	5.594	3.813
Fourth Quarter	4.875	2.563

Fiscal Year Ended December 31, 2001		
First Quarter	3.250	2.375
Second Quarter	3.250	2.71
Third Quarter	2.94	1.70
Fourth Quarter	2.08	1.70
Fiscal Year Ended December 31, 2002		
First Quarter	3.05	2.15
Second Quarter (through June 17, 2002)	2.75	1.65

As of June 18, 2002, there were 99 holders of record of Ordinary Shares. There is currently no trading market for the Ordinary Shares outside the United States.

The closing sales price for the Ordinary Shares on June 17, 2002 was $2.45.

Item 10. Additional Information

By-Laws and Articles of Incorporation

Neither the Memorandum of Association or Articles of the Company nor the laws of the State of Israel restrict in any way the ownership or voting or ordinary shares by nonresidents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

Exchange Controls

Nonresidents of Israel who purchase any of the Ordinary Shares outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in non-Israeli currencies (including U.S. Dollars), provided that Israeli income tax has been paid on such amounts by the holders of such Ordinary Shares.

Prior to May 16, 1998, certain transactions outside of Israel by the Company required specific approval from the Controller. Since that date, the aforementioned restrictions have ceased to apply, and there are now virtually no currency control restrictions in Israel.

Limitations Affecting Security Holders

There are no restrictions on the rights of nonresident or foreign shareholders to hold or vote the Ordinary Shares.

Taxation

The following is a summary of the current tax laws of the State of Israel as they relate to the Company and its shareholders. In addition, the following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses including the Company. To the extent that the discussion is based on legislation which has not yet been the subject of judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

General Corporate Tax Structure

In general, Israeli companies are currently subject to Company Tax at the rate of 36% of taxable income. Commencing in the tax year 1993, the regular rate of company tax to which Israeli companies are subject, decreased by 1% each year, i.e. from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an "Approved Enterprise" (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."

Taxation Under Inflationary Conditions

The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") was designed to neutralize the erosion of capital investments in businesses for Israeli tax purposes and to prevent unintended tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historical cost principles.

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefit available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Consumer Price Index whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where the "equity aggregate," as defined in the Adjustment for Inflation Law, exceeds zero, a tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the "equity aggregate" is below zero, then such excess multiplied by the annual inflation change is added to taxable income.

In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Consumer Price Index.

Law for the Encouragement of Industry (Taxes), 1969

The Company currently qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of capital gains, interest, dividends and income from defense loans) is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of know-how.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The production facilities of the Company have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Investment Law provides that a capital investment in production facilities (or other eligible facilities) may, after application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

The principal tax benefits under the Investment Law include: (i) reduced Company Tax rates (25% rather than the prevailing Company Tax rate, or, in a partly approved enterprise known as a "mixed enterprise," a weighted combination of the various applicable rates) for a period of up to seven to 10 years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier); (ii) certain government grants, or, at the Company's election to forgo such grants, an alternative package of tax benefits (the "Alternative Package"), in which the Company's undistributed income derived from an Approved Enterprise will be exempt from both Company Tax and Income Tax for a period of between two and 10 years generally (depending on geographic location), and eligibility for other benefits under the Investment Law for the remainder of the benefits period; (iii) reduced tax rates on dividends (15% generally, and under the Alternative Package company tax) resulting in a combined Israeli tax burden on distributed profits totaling 23.5% to 36.25%, if they are derived from income of an Approved Enterprise during the benefits period, if paid during the benefits period or at any time up to twelve years thereafter; and (iv) charging accelerated depreciation in respect of machinery and equipment used by the Approved Enterprise.

Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such grants and incentives (inclusive of interest as from the date of the grant).

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

Under existing regulations, any gain realized by a shareholder with respect to the Ordinary Shares will be exempt from Israeli Capital Gains Tax as long as the Ordinary Shares are listed on an approved foreign securities market (which term includes the Nasdaq SmallCap over the counter system in the United States) and provided that the Company continues to qualify as an Industrial Company or Industrial Holding Company (generally, a company at least 80% of whose assets are invested in shares or loans of more than three years' maturity to an Industrial Company which is an Israeli resident).

On the distribution of dividends other than bonus shares (stock dividends), income tax is withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises - see "Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country which provides for a lower tax rate in Israel on dividends. Residents of the United States generally will have withholding tax in Israel deducted at source. A treaty between

Israel and the United States (the "Treaty") relating to relief from double taxation came into effect in 1995. Generally, under the Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a resident of the United States will be 25%. Dividends derived from income of an Israeli Company from an Approved Enterprise will generally be subject to a 15% withholding tax, which rate is further reduced to 12.5% on dividends not derived from an Approved Enterprise which are paid to a U.S. corporation owning 10% or more of an Israeli Company's voting share capital, subject to certain conditions.

A nonresident of Israel who has had income derived or accrued in Israel from which tax was withheld at source and which constitutes income from sources including dividends is currently exempt from the duty to file an Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such nonresident, and the nonresident has no other taxable sources of income in Israel.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the "Research Law"), research and development programs approved by the Research Committee of the Chief Scientist (the "Research Committee") are eligible for grants or loans if they meet certain criteria in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved the Chief Scientist will award grants of up to 66% of the project's expenditures in return for royalties.

The terms of these grants prohibit the manufacture outside of Israel, or the transfer of the technology developed pursuant to the terms of these grants to any person or entity without the prior consent of the Research Committee. The Research Law also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of the Research Committee. Approval of the transfer may be granted only if the recipient abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay additional royalties. There can be no assurance that any requested consents would be granted.

The Company is generally required to pay royalties at the rate of 2%-5% of sales of products developed with such grants, up to a dollar linked amount equal to up to 150% of such grant.

Tax Benefits and Grants for Research and Development

Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the research is approved by the relevant Israeli Government Ministry (determined by the field of research) and the research is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to the Company through Government grants are not deductible according to Israeli Supreme Court decisions.

Documents on Display

See page 42 and the Exhibits.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company does not own and has not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following exhibits are filed as a part of this Report:

3.1	Memorandum of Association of the Company. (1)
3.2	Articles of Association of the Company. (1)
4.1	Form of Representatives' Warrant. (2)
4.2	Specimen Certificate for Ordinary Shares. (1)
10.1	The Company's 1988 Stock Purchase Plan. (2)
10.2	The Company's 1992 Stock Option Plan. (2)
10.3	Capital Stock and Real Estate Purchase Agreement dated July 8, 1992 among James Magee, Airepair International, Inc., the Company and TAT-Industries Equipment Industries Ltd. (English Translation). (1)
10.4	Asset Sale and Purchase Agreement dated as of November 30, 1992 between the Company and Limco Manufacturing Corporation. (1)
10.5	Investment Agreement dated December 30, 1992 among the Company and certain investors. (1)
10.6	Registration Rights Agreement dated December 30, 1992 among the Company and certain investors, as

amended by a Letter Agreement dated July 23, 1993. (1)

10.7 Option Agreement for EFACS. (2)

10.8 Agreement dated December 1992 between the Company and Poalim. (2)

10.9 Agreement dated November 1991 between the Company and M. H. Meyerson & Co. Inc. (2)

10.11 Agreement dated November 26, 1992 between the Company and Mulican Ltd. (2)

10.12 Agreement dated January 1993 between the Company and Sunrise Financial Group, Inc. (2)

10.13 Agreement dated September 1993 between the Company and Vertical Financial Ltd. (2)

10.14 Agreement dated March 1993 between the Company and The Canis Major Group, Inc. (2)

10.15 Agreement dated December 1992 between the Company and Trade Sources International. (2)

10.16 Agreement dated as of February 3, 1992 between the Company and TAT Industries relating to the acquisition of the heat exchanger operations. (2)

10.17 Agreement dated as of January 1, 1993 between the Company and TVG relating to the transfer of the computerized systems operations. (2)

10.18 Services Agreement, dated January 1992, between the Company and TAT Industries. (2)

10.19 Services Agreement, dated January 1993, between TAT Industries and TVG. (1)

10.20 Services Agreement, dated April 23, 1992, between the Company and TAT Industries. (2)

10.21 Management, Services and Mutual Charges Agreement dated September 29, 1993 between TAT Industries and the Company. (2)

10.22 Voting Agreement, dated September 26, 1993. (2)

10.23 Agreement dated as of January 1, 1994 between the Company and I. Rotstein Information Systems Ltd. (English summary translation) (3)

10.24 Asset Purchase Agreement, dated December 12, 1994, between Limco Manufacturing Corporation and Lunn Industries, Inc. (4)

10.25 Capital Stock Purchase Agreement, dated February 24, 1994 among Jamco Inc., F. Dale Sparks, Airepair International Inc. and the Company. (4)

10.26 Agreement dated December 27, 1994 among the Company, Aryt Industries Ltd., G.S.T. Ltd., D.T. Industries Inc. and JP MFG. Corp. (English summary translation).

10.27 Form of subscription agreement (including form of convertible debenture). (5)

10.28 Agreement between TAT Technologies Ltd. and Meir G. Gold, dated March 28, 1999. (6)

10.29 Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation). (7)

*10.30 The Company's 1999 Share Option Plan. (7)

*23.1 Consent of Kost Forer & Gabbay, independent accountants for the Company.

---

(1) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1992.

(2) Incorporated by reference to the Company's Registration Statement, File No. 33-68644

(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1993.

(4) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1994.

(5) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1995.

(6) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

(7) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

(8) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.

By:______________________________
Israel Ofen, Executive Vice President
and Chief Financial Officer

Date: June 20, 2002

EXHIBIT INDEX

Exhibit No.	Description	Sequentially Pages	Numbered
*23.1	Consent of Kost Forer & Gabbay, independent accountants for the Company.	111	

*   Filed herein.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

IN U.S. DOLLARS

INDEX

ERNST & YOUNG

Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel

1 Phone: 972-3-6232525
Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

TAT TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. ("the Company") and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Limco-Airepair Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 35% and 31% as of December 31, 2001 and 2000, respectively, and total revenues constituting 39% and 36% of the related consolidated totals for the years ended December 31, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Limco-Airepair Inc., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG

Kost Forer & Gabbay
3 Aminadav St.
Tel-Aviv 67067, Israel

Phone: 972-3-6232525
Fax: 972-3-5622555

We previously audited and reported on the consolidated statements of income, changes in shareholders' equity and cash flows of T.A.T. Technologies Ltd. and its subsidiary, for the year ended December 31, 1999, prior to their restatement for the 2000 acquisition of the net assets and business of T.A.T. Industries Ltd., the Company's parent company, which has been accounted for as a combination of business under common control, as described in Note 1. T.A.T. Industries Ltd. represented 37% of the restated total revenues for the year ended December 31, 1999, and net income of $ 1,193 thousand for the year ended December 31, 1999.

The financial statements of the acquired assets and business of TAT Industries Ltd., which were included in the 1999 restated consolidated financial statements were audited and reported on separately by other auditors. We also have audited, as to the combination only, the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 1999, after the restatement for the 2000 combination of business under common control and, in our opinion, such consolidated financial statements have been properly combined on the basis described in Note 1.

Tel-Aviv, Israel
March 24, 2002

KOST FORER & GABBAY
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,841	$ 1,671
Short-term bank deposits	1	2,309
Restricted short-term bank deposit (Note 12d)	888	909
Marketable securities (Note 3)	1,287	1,249
Trade receivables (net of allowance for doubtful accounts of $ 120 and $ 62 as of December 31, 2001 and 2000, respectively)	4,792	5,416
Other accounts receivable and prepaid expenses	375	891
Inventories (Note 4)	11,086	10,023
Total current assets	21,270	22,468
LONG-TERM INVESTMENTS:		
Long-term investments (Note 5)	502	505
Severance pay fund	2,401	2,442
Total long-term investments	2,903	2,947
PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	5,569	5,501
OTHER ASSETS, NET (Note 7)	684	903
Total assets	$ 30,426	$ 31,819

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$ -	$ 22
Current maturities of long-term loans (Note 10)	414	1,043
Trade payables	1,037	1,807
TAT - current account (Note 9)	151	215
Other accounts payable and accrued expenses (Note 8)	1,660	2,125
Total current liabilities	3,262	5,212
LONG-TERM LIABILITIES:		
Long-term loans, net of current maturities (Note 10)	543	1,043
Long-term loan from TAT, net of current maturities (Note 10d)	-	1,591
Other long-term liabilities	-	37
Accrued severance pay	2,697	2,746
Long-term deferred tax liability	76	-
Total long-term liabilities	3,316	5,417
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)		
SHAREHOLDERS' EQUITY:		
Share capital (Note 13):		
Ordinary shares of NIS 0.9 par value - Authorized: 7,000,000 shares as of December 31, 2001 and 2000; Issued and outstanding: 4,474,986 shares as of December 31, 2001 and 2000	1,781	1,781
Additional paid-in capital	28,311	28,316
Accumulated other comprehensive loss	(424)	(337)
Accumulated deficit	(5,820)	(8,478)
	23,848	21,282
Less - shares of TAT (the parent company) - at cost (Note 13a)	-	92
Total shareholders' equity	23,848	21,190
Total liabilities and shareholders' equity	$ 30,426	$ 31,819

The accompanying notes are an integral part of the consolidated financial statements.

March 24, 2002			
Date of approval of the financial statements	Shlomo Osterzetzer Chairman of the Board of Directors	Dov Zeelim Vice Chairman of the Board of Directors and General Manager	Israel Ofen Vice General Manager and Director

CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands (except per share data)

	Year ended December 31,		
	2001	2000	1999
Revenues (Note 16)	$ 25,051	$ 28,424	$ 26,682
Cost of revenues	16,924	18,430	18,361
Gross profit	8,127	9,994	8,321
Research and development costs, net (Note 17a)	257	334	485
Sales and marketing expenses	1,823	1,681	2,001
General and administrative expenses	3,235	3,472	3,063
	5,315	5,487	5,549
Operating income	2,812	4,507	2,772
Financial income (expenses), net (Note 17b)	(78)	211	(25)
Other income (expenses), net (Note 17c)	(1)	752	1,856
Income before income taxes	2,733	5,470	4,603
Income taxes (tax benefit) (Note 15)	75	23	(147)
	2,658	5,447	4,750
Equity in losses of affiliate	-	-	(340)
Net income	$ 2,658	$ 5,447	$ 4,410
Basic net earnings per share (Note 14)	$ 0.59	$ 1.22	$ 0.99
Diluted net earnings per share (Note 14)	$ 0.57	$ 1.13	$ 0.97

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Parent company shares	Total comprehensive income	Total shareholders' equity
Balance as of January 1, 1999	$ 1,781	$ 34,794	$ (418)	$ (16,086)	$ (92)		$ 19,979
Comprehensive income:							
Net income	-	-	-	4,410	-	$ 4,410	4,410
Other comprehensive income (loss):							
Foreign currency translation adjustments	-	-	(6)	-	-	(6)	(6)
Unrealized gains on available-for-sale marketable securities, net	-	-	1,390	-	-	1,390	1,390
Distribution to the parent company	-	-	-	(575)	-	-	(575)
Total comprehensive income						$ 5,794	
Balance as of December 31, 1999	1,781	34,794	966	(12,251)	(92)		25,198
Comprehensive income:							
Net income	-	-	-	5,447	-	$ 5,447	5,447
Other comprehensive loss:							
Realization of available-for-sale marketable securities, net	-	-	(1,303)	-	-	(1,303)	(1,303)
Distribution to the parent company	-	(6,478)	-	(1,674)	-	-	(8,152)
Total comprehensive income						$ 4,144	
Balance as of December 31, 2000	1,781	28,316	(337)	(8,478)	(92)		21,190
Comprehensive income:							
Net income	-	-	-	2,658	-	$ 2,658	2,658
Other comprehensive income (loss):							
Realization of parent company shares	-	(5)	-	-	92	-	87
Realization of available-for-sale marketable securities, net	-	-	(87)	-	-	(87)	(87)
Total comprehensive income						$ 2,571	
Balance as of December 31, 2001	$ 1,781	$ 28,311	$ (424)	$ (5,820)	$ -		$ 23,848

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,658	$ 5,447	$ 4,410
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,230	1,246	1,462
Accrued interest on short-term and restricted bank deposits	-	(48)	(216)
Loss (gain) on sale of property and equipment	10	127	(73)
Gain on sale of investment in an affiliate	-	-	(1,760)
Loss (gain) on sale of available-for-sale securities	(9)	(879)	(23)
Deferred income taxes, net	27	-	(* (55)
Equity in losses of affiliate	-	-	340
Erosion of long-term loans	-	-	(10)
Trading securities, net	(260)	(223)	(775)
Decrease (increase) in trade receivables	624	(170)	(801)
Decrease (increase) in other accounts receivable and prepaid expenses	76	(145)	(* (121)
Decrease (increase) in inventories	(1,063)	(482)	1,488
Increase (decrease) in trade payables	(770)	250	85
Increase (decrease) in other accounts payable and accrued expenses	(465)	53	792
Accrued severance pay	(8)	(357)	63
Net cash provided by operating activities	2,050	4,819	4,806
Cash flows from investing activities:			
Investment in short-term and restricted bank deposits	-	(2,224)	(1,710)
Proceeds from short-term bank deposits	2,329	1,706	-
Proceeds from sale of available-for-sale securities	144	941	-
Proceeds from (payment to) related parties	8	84	(4)
Proceeds from sale of property and equipment	523	117	95
Proceeds from sale of investment in an affiliate	-	579	1,996
Proceeds from sale of long-term deposits	3	-	-
Proceeds from sale of investment in TAT	87	-	-
Purchase of property and equipment	(1,131)	(2,175)	(800)
Purchase of goodwill and rights to know-how	-	-	(84)
Investment in affiliate	-	-	(345)
Investment in long-term deposits and debentures	-	(505)	-
Net cash provided by (used in) investing activities	1,963	(1,477)	(852)

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2001	2000	1999
Cash flows from financing activities:			
Short-term bank credit, net	(22)	22	(443)
Principal payments of long-term loans	(732)	(582)	(997)
Repayment of loan from TAT	(1,988)	-	-
Purchase of other assets	(37)	(115)	-
Distribution to the parent company (1)	-	(4,942)	(575)
TAT - current account	(64)	215	-
Net cash used in financing activities	(2,843)	(5,402)	(2,015)
Effect of exchange rate changes on cash and cash equivalents	-	(32)	3
Increase (decrease) in cash and cash equivalents	1,170	(2,092)	1,942
Cash and cash equivalents at the beginning of the year	1,671	3,763	1,821
Cash and cash equivalents at the end of the year	$ 2,841	$ 1,671	$ 3,763
(1) Distribution to the parent company:			
The net book value of the assets acquired at the date of acquisition:			
Working capital, net		$ 143	
Property and equipment, net		879	
Long-term investments		200	
Long-term loan from TAT		1,988	
Distribution to the parent company		(8,152)	
		$ (4,942)	
(2) Supplemental disclosure of non-cash investing and financing activities:			
Sale of investment in affiliate		$ -	$ 789
Investment in affiliate		-	(210)
Other accounts receivable on sale of investment		-	(626)
Sale of property and equipment		480	-
Receivables on account of property and equipment		(480)	-
Purchase of other assets		-	(190)
Other accounts payable		-	162
Other long-term liabilities		-	75
		$ -	$ -
Supplemental disclosure of cash flows activities:			
Cash paid during the year for:			
Interest	$ 171	$ 190	$ 216
Income taxes	$ 116	$ 134	$ 92

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a. TAT Technologies Ltd. (the "Company") is an Israeli corporation. The Company and Limco-Airepair Inc. ("Limco-Airepair"), a wholly-owned U.S. subsidiary, are engaged in the manufacture, repair and overhaul of heat exchanging equipment. The principal markets of the Company and its subsidiary are Israel, Europe and the United States. The Company and its subsidiary sell their products mainly to the aircraft industry.

b. During the first quarter of 2000 (effective January 1st), an agreement was signed between the Company and TAT Industries Ltd. (the "parent company" or "TAT"), according to which the Company acquired TAT's business and related assets, including inventories and equipment, in the field of aircraft industry.

The Company also assumed TAT's liabilities to its employees and to the bank in the amount of $ 2,200.

The excess of payment over the book value of the acquired assets and business totaled $ 2,323.

The total consideration amounted to $ 4,996, of which $ 3,008 was paid upon closing and the remainder $ 1,988 is yet payable to TAT.

To secure the loan from TAT and other commitments according to the agreement, the Company placed an unlimited fixed charge on its property and equipment.

During the third quarter of 2001, the Company repaid the loan from TAT.

The following is a summary of the net book value of the assets acquired and liabilities assumed:

Working capital, net	$ 3,278
Property and equipment	1,131
Long-term loan	(1,300)
Long-term liabilities	(436)
	$ 2,673

The Company has accounted for the acquisition of the assets and business of TAT as a combination of businesses under common control in a manner similar to a pooling of interests.

The Company's financial statements for all periods were restated to conform to the consolidation of TAT Technologies Ltd. as if the acquisition had been in effect for all periods presented.

c. As of December 31, 2001, TAT holds in 69.82% of the Company's shares.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The majority of the Company and its subsidiary's revenues are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company and its subsidiary's costs is incurred in dollars. The Company's management believe that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and its subsidiary is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions, gains and losses of the monetary balance sheet items are reflected in the statement of income as financial income or expense, as appropriate.

The 1999 financial statements of an Israeli affiliate which was reported using the equity method of accounting and whose functional currency is other than the dollar, have been translated into dollars in accordance with SFAS No. 52. All balance sheet accounts have been translated using the average exchange rate for the year. The resulting cumulative foreign currency translation adjustments are reported as a component of "Accumulated other comprehensive income (loss)" in shareholders' equity.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

e. Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits.

f. Restricted short-term bank deposit:

A restricted short-term bank deposit matures within one year and is used as a guarantee for bank borrowings received by TAT.

g. Marketable securities:

The Company accounts for its investments in marketable securities using statement of Financial Accounting Standard Board No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, "Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income, among "Other income (expenses)".

The Company's trading securities are carried at fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in the statements of income as "Other income (expenses)", as appropriate.

h. Long-term investments:

Debentures are stated at cost.

i. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

Work in progress - represents the cost of development in progress with the addition of allocable indirect manufacturing costs net of customer advances.

Finished products - materials and components - by the "first-in, first-out" method on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

j. Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

	%
Land and buildings	4
Machinery and equipment	10 - 25
Motor vehicles	15
Office furniture and equipment	6 - 33

The Company and its subsidiary periodically assess the recoverability of the carrying amount of property, plant and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of financial accounting standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

k. Other assets:

Goodwill which refers to aviation manufacture licenses, which resulted from the acquisition of a Limco-Airepair in January 1993, is amortized in equal installments over 10 years, commencing with the acquisition date. Goodwill which refers to the acquisition of the production line in May 1999, is amortized in equal installments over 6 years, commencing with the acquisition date. (See note 2v).

Know-how and deferred charges are amortized in equal installments over 6 - 20 years, commencing with the acquisition date.

The carrying value of other assets is periodically reviewed by management, as per their realization and appropriateness of amortization period, based on the expected future undiscounted operating cash flows derived from them over the remaining goodwill, deferred charges and other intangible assets amortization period. Any impairment loss is recognized in the statement of operations. Based on its most recent analyses, management believes that no impairment of other assets exists as of December 31, 2001.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

l. Research and development:

Research and development costs net of grants and participations received are charged to expenses as incurred.

m. Grants:

Royalty-bearing and non royalty-bearing grants and participations from the Government of Israel and royalty-bearing grants from the BIRD Foundation for funding certain approved research and development projects are recognized at the time in which the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

n. Warranty costs:

The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. Based on the Company's experience, warranty expenses have been immaterial and, therefore, the Company did not record warranty provision.

o. Income taxes:

The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p. Revenue recognition:

Revenues from the sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant right of return.

Revenues from heat exchanging manufacturing technology agreements are recognized using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

q. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposit, restricted short-term bank deposit, marketable securities, trade receivables and long-term investments in U.S. debentures.

Cash and cash equivalents, short-term bank deposits and restricted short-term bank deposit are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiary's cash and cash equivalents and short-term bank deposit, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

The Company's marketable securities and long-term investments include investment in debentures and in shares. Management believes, that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities and long-term investments.

The Company's and its subsidiary's trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. The Company and its subsidiary generally do not require collateral, however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. The Company and its subsidiary perform ongoing credit evaluation of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

r. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim") and by an accrual. The value of the policies that are under the control of the Company is included as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

The amounts accumulated with Mivtahim are not under the Company's control or management and therefore, are not included in the balance sheet.

Severance expenses were $ 318, $ 427 and $ 331 for the years ended December 31, 2001, 2000 and 1999, respectively.

s. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosures for financial investments. The carrying amounts of cash and cash equivalents, short-term bank deposits, restricted short-term bank deposit, trade receivables, other accounts receivable, short-term bank credit and trade payables and other accounts payable approximate their fair values, due to the short-term maturities of such instruments.

The fair value for marketable securities classified as trading or available-for-sale is based on quoted market prices.

The carrying amounts of the Company's long-term investments in debentures and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Company's incremental interest rates for similar type of investments arrangements.

The carrying amounts of the Company's long-term borrowing arrangements approximates their fair value. Fair values were estimated by discounting the future cash flows using rates currently used for loans of similar terms and maturities.

t. Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard Statement No. 128, "Earnings Per Share" ("SFAS No. 128").

Outstanding stock options have been excluded from the calculation of the diluted net earnings per Ordinary share because such securities are anti-dilutive for all periods presented. The weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share was 713,500, 0 and 488,500, for the years ended December 31, 2001, 2000 and 1999, respectively.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

u. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 13d.

The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires the use of an option valuation model to measure the fair value of the options at the grant date.

v. Impact of recently issued accounting standards:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company does not expect that the application will have a significant impact on the Company's financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

	December 31, 2001	December 31, 2000
Debentures and convertible debentures	$ 760	$ 488
Shares (1)	527	761
	$ 1,287	$ 1,249

(1) Include an investment of $ 0 and $ 173 in 2001 and 2000, respectively, in the shares of TVG Technologies Ltd. which were classified as available-for-sale in 1999, following the sale of the major portion of the shares and the decline in the percentage of holdings, and following management's intention to realize these shares, as defined in SFAS No. 115. The investment is presented according to its market value as of balance sheet date. The gross realized gains on sale of available-for-sale securities totaled $ 56 and $ 819 in 2001 and 2000, respectively.

As a result of the adjustment to market value, income of $ 0 and $ 484 in 2001 and 2000, respectively, was generated to the Company which was carried to "Unrealized holding gains on marketable securities" among other comprehensive income. The changes in net unrealized gain or (loss) on trading securities, included in the statement of income were $ (47), $ 60 and $ 23 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 4:- INVENTORIES

	December 31, 2001	December 31, 2000
Raw materials and components	$ 3,255	$ 3,548
Work in progress	8,184	7,064
Finished products	-	53
Less - advances from customers	(353)	(642)
	$ 11,086	$ 10,023

NOTE 5:- LONG-TERM INVESTMENTS

	Weighted average interest 2001 and 2000	December 31, 2001	December 31, 2000
	%		
Debentures (1)	6.7	$ 500	$ 500
Deposits		2	5
		$ 502	$ 505

(1) The investment in debentures is linked to the U.S. dollar and matures in September 1, 2033.

U.S. dollars in thousands

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2001	December 31, 2000
Cost:		
Land and buildings (1)	$ 2,113	$ 1,875
Machinery and equipment (2)	16,862	16,431
Motor vehicles	917	905
Office furniture and equipment	296	288
	20,188	19,499
Accumulated depreciation:		
Buildings (1)	452	388
Machinery and equipment (2)	13,404	12,959
Motor vehicles	484	389
Office furniture and equipment	279	262
	14,619	13,998
Depreciated cost	$ 5,569	$ 5,501

Depreciation expenses amounted to $ 1,011, $ 1,025 and $ 1,259 for the years ended December 31, 2001, 2000 and 1999, respectively.

(1) Including lease rights to land in the amount of $ 1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Land Administration.

(2) Including depreciated cost of equipment manufactured by the Company for internal use of $ 500 and $ 594 as of December 31, 2001 and 2000, respectively.

As for charges, see Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- OTHER ASSETS, NET

	December 31, 2001	December 31, 2000
Cost:		
Goodwill	$ 654	$ 654
Deferred charges in respect of Limco-Airepair Inc.	1,108	1,108
Rights to know-how	782	782
	2,544	2,544
Accumulated amortization:		
Goodwill	308	247
Deferred charges in respect of Limco-Airepair Inc.	1,054	943
Rights to know-how	498	451
	1,860	1,641
Amortized cost	$ 684	$ 903

Amortization expenses amounted to $ 219, $ 221 and $ 203 for the years ended December 31, 2001, 2000 and 1999, respectively.

As for charges, see Note 12.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31, 2001	December 31, 2000
Employees and payroll accruals	$ 1,076	$ 1,580
Accrued expenses	345	403
Other	239	142
	$ 1,660	$ 2,125

NOTE 9:- TRANSACTIONS WITH RELATED PARTIES

a. As for the acquisition of assets and business from TAT, see Note 1.

b. TAT retains a first refusal right for a period of ten years ending July 2004 for the purchase of the heat exchanger production line at terms proposed by the other buyer, and an unlimited first refusal right to purchase the land and buildings, should the Company be willing to sell them. (See also Note 11f).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:- TRANSACTIONS WITH RELATED PARTIES (cont.)

c. Transactions with TAT:

	Year ended December 31,		
	2001	2000	1999
Revenues from management fees	$ 50	$ 50	$ 24
Other manufacturing costs	$ 115	$ 111	$ 80
Lease expenses (1)	$ 306	$ 300	$ -

(1) In the acquisition agreement of TAT, it was stated that the Company will pay TAT for the lease of the factory premises an annual amount of approximately $ 300, increased by 2% annually, subject to a revaluation based on market value in every five years.

d. Balances with related parties:

	December 31,	
	2001	2000
TAT - current account (1)	$ 151	$ 215

(1) Linked to the Israeli Consumer Price Index and bears no interest.

	Year ended December 31,		
	2001	2000	1999
e. Salaries and related benefits to directors employed by the Company (1)	$ 915	$ 1,010	$ 673
Number of directors	3	3	3

(1) The Company paid 5% of the profit that derived from the sale of T.V.G. shares, to two directors employed by the Company.

	Year ended December 31,		
	2001	2000	1999
f. Commissions to a company owned by certain shareholders (see Note 11b)	$ 395	$ 442	$ 285

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:- TRANSACTIONS WITH RELATED PARTIES (cont.)

g. In November, 2000, the Company's Board authorized a modification in the employment terms of the chairman and a director, as follows:

1. A 25% increase in their salaries and related benefits, effective from January 1, 2000;
2. Each one is entitled to a bonus of 2.5% of the annual consolidated operating income, in excess of $ 500.
3. Each one is entitled to an advance notice of 12 months upon termination.

NOTE 10:- LONG-TERM LOANS

a. Linkage terms and average interest rates :

	Currency	Weighted average interest 2001	Weighted average interest 2000	December 31 2001	December 31 2000
		%			
Banks	U.S. dollars	4.1	8.5	$ 791	$ 1,242
Other (1)	U.S. dollars	8.5	8.0	166	447
				957	1,689
Less - current maturities				414	646
				$ 543	$ 1,043

(1) Including a long-term liability in respect of the acquisition of Limco-Airepair currently valued at $ 135, including compounded annual interest of 9%.

b. Aggregate maturities of long-term loans:

	December 31, 2001	December 31, 2000
First year (current maturities)	$ 414	$ 646
Second year	249	469
Third year	249	279
Fourth year	45	249
Fifth year	-	46
	543	1,043
	$ 957	$ 1,689

c. As for collaterals, see Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- LONG-TERM LOANS (cont.)

d. Long-term loan from TAT, Net of current maturities:

1) Linkage terms and average rates of interest:

	Linked to	Weighted average interest rate 2000	December 31, 2000
		%	
T.A.T.	U.S. Dollars	8	$ 1,988
Less - current maturities			397
			$ 1,591

2) Aggregate maturities of long-term loan:

First year (current maturities)	$ 397
Second year	397
Third year	398
Fourth year	398
Fifth year	398
	1,591
	$ 1,988

During the first quarter of 2001, the company repaid the loan from TAT.

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a. The Company and Limco-Airepair obtained from the BIRD Foundation grants for the support of research and development projects aggregating to $ 511. The Company is obligated to pay royalties amounting to 2.5% - 5% of the sales of the products generated from such projects, up to an amount equal to 150% of the grant received linked to the U.S. dollars.

b. The Company is committed to pay a company owned by certain of its shareholders for representing the heat exchangers division in North America (See Note 9f).

As part of the agreement, the Company is committed to represent the acquired business in North America and to maintain all of the privileges and commitments of TAT to the mentioned company, i.e. paying handling fees of 10% of the amount of purchases and 3% of total sales in North America (provided that these amounts will not exceed 5% commissions on purchases plus 5% commissions on sales).

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c. The Company is committed to pay royalties to another company amounting to 5%- 6% of sales of products developed through the know-how and goodwill which were purchased from that company. Total royalties accrued or paid amounted to $ 45, $ 46 and $ 9 as of December 31, 2001, 2000 and 1999, respectively.

d. The Company is committed to pay marketing commissions to salesmen amounting to 1%- 12% of total sales contracts which were received through promotion and distribution carried out by them. Total marketing commissions accrued or paid amounted to $ 233, $ 224 and $ 308 as of December 31, 2001, 2000 and 1999, respectively.

e. The Company is committed to pay royalties to a foreign company amounting to 9%- 12% of sales of the products developed by the other company. Total royalties accrued or paid amounted to $ 158, $ 126 and $ 202 as of December 31, 2001, 2000 and 1999, respectively.

f. The Company entered into an agreement with TAT, whereby in April 1994 the Company exercised the option and purchased the prototype and rights to manufacture and distribute an air conditioning system without freon gas (EFACS) for aircraft and trains, which was developed by TAT (see Note 9b).

The following are the terms of the agreement:

1. TAT has a first refusal right for the manufacture of components of the air conditioning systems, which are included among the technologies and components which TAT deals with or will deal with from time to time.

2. The Company is committed to pay to TAT the following:

a) Royalties amounting to 17% on the first $ 10 in revenues from sales of the systems, directly or indirectly, and 7% on all such revenues in excess of $ 10.

b) Reimbursement of the royalties due to the Chief Scientist in connection with sales of the systems.

c) 25% of the proceeds in connection with the transfer or sale of know-how and/or any rights related to the system.

As of December 31, 2001, the Company has not sold EFACS and, therefore, the Company has not paid or accrued for such commitment.

g. Litigation:

In July 2000, the District Court rejected the law suit of TAT's three shareholders against the Company and its managers. The Court stated that the Company and its subsidiary were managed properly and took into consideration all shareholders interests. It was also stated that all the related parties transactions were confirmed and reported legally. The Court ruled that the plaintiffs need to compensate the Company by the amount of $ 304.

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

The plaintiffs appealed to the Supreme Court. In June 2002, the Company, its managers and the plaintiffs reached an agreement, whereby the Company waived the court ruling mentioned above and will reimburse the plaintiffs for litigation expenses in the amount of $ 125 (of which $ 90 is covered by the insurance company) and, in return, all mutual claims are dismissed.

h. Lease commitments:

Limco-Airepair entered into operating lease agreements which expire in 2003. As of December 31, 2001, future minimum rental payments under non-cancelable operating leases are as follows:

2002	$ 15
2003	7
	$ 22

Total rent expenses for the years ended December 31, 2001, 2000 and 1999 were approximately $ 64, $ 34 and $ 26, respectively. The expenses for the year ended December 31, 2001 includes expenses paid according to certain rent agreements with employees.

As for the lease of the factory premises by the Company, see Note 9c.

NOTE 12:- CHARGES AND GUARANTEES

a. To secure the Company's liabilities to banks and others, an unlimited fixed charge was placed on the unpaid share capital, goodwill and motor vehicles and a floating charge was placed on all of the assets of the Company.

b. To secure the compliance with the approved enterprise status, the Company placed a floating charge on the equipment, tools, instruments, installations and real estate in favor of the State of Israel.

c. To secure the acquisition of Limco-Airepair Inc., the following guarantees were provided to the seller:

   1. The Company pledged all of its shares in Limco-Airepair.

   2. 222,229 of the Company's shares which are owned by TAT were deposited with a trustee on behalf of the seller, subject to the terms of the agreement.

d. To secure a bank credit received by the Company, the Company pledged a bank deposit in the amount of $ 888 in 2001 and $ 909 in 2000.

e. The Company provided guarantees in the amount of $ 507 and $ 672, to secure customer advances and Israeli customs, respectively.

U.S. dollars in thousands

NOTE 12:- CHARGES AND GUARANTEES (cont.)

f. The collateralized liabilities are as follows:

	December 31, 2001	December 31, 2000
Short-term bank credit	$ -	$ 22
Long-term loans, including current maturities	957	1,689
	$ 957	$ 1,711

NOTE 13:- SHAREHOLDERS' EQUITY

The Company's shares are registered with the Securities and Exchange Commission in the United States and are traded on the NASDAQ (Small Cap Market). The Company's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the Ordinary shares.

a. Investment in TAT:

In December 1998, the Company acquired 0.48% of the shares of TAT, its parent company. The investment was presented at cost in the Company's books.

The Company adopted EITF 98-2 "Accounting by a subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Company ("EITF 98-2"). EITF 98-2 prescribes that in the separate financial statements of a subsidiary an investment in the stock of a parent whose only significant asset is its investments in the subsidiary is essentially the same as stock of the subsidiary and should be classified as a reduction from shareholders' equity, in a manner similar to treasury stock. During the third quarter of 2001, the Company sold its investment to TAT in consideration of $ 87. Capital loss in the amount of $ 5 was recorded in additional paid-in capital.

b. Stock option plans:

1. In June 1994, the Company adopted a stock option plan for its employees, directors and service providers, whereby up to 125,000 Ordinary shares (out of which 87,500 stock options were granted to the Company's general manager and the vice chairman of the Board) will be issued upon the exercise of the options granted, at an exercise price of
$ 4 per share. In 1996, 6,000 options have been exercised. Under the terms of the plan, the options vest ratably over a period of five years commencing with the date of grant. These options expire in June 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS' EQUITY (cont.)

2. In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 Ordinary shares (out of which 315,000 stock options were granted to the Company's general manager and the Chairman of the Board) will be issued upon the exercise of the options granted, at an exercise price of $ 4.5 per share (the market price at the day of grant). Out of this plan 372,500 options were granted and 27,500 options are still available for future grant. Under the terms of the plan, the options vest after a period of five years commencing with the date of grant. These options expire in March 2005.

3. In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 Ordinary shares will be issued upon the exercise of the options granted, at an exercise price of $ 1.625 (which approximates the market price on the date of grant). No options are available for future grant. Under the terms of the plan, the options are fully vested. These options expire in January 2009.

	For exercise Prices on the date of grant that								
	Equal market price			Exceed market price			Are Less than market price		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Weighted average exercise prices	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1.625
Weighted average fair value on date of grant	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1.37

The following table is a summary of the activity of the Company's stock Option plans:

	Year ended December 31,					
	2001		2000		1999	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	988,500	$ 2.99	988,500	$ 2.99	488,500	$ 4.38
Granted	-	$ -	-	$ -	500,000	$ 1.625
Outstanding at the end of the year	988,500	$ 2.99	988,500	$ 2.99	988,500	$ 2.99
Exercisable options	988,500	$ 2.99	988,500	$ 2.99	616,000	$ 2.07

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS' EQUITY (cont.)

The options outstanding as of December 31, 2001, have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2001	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2001	Exercise price of options exercisable
$ 4	116,000	2.4	116,000	$ 4
$ 4.5	372,500	3.2	372,500	$ 4.5
$ 1.625	500,000	7	500,000	$ 1.625
	988,500		988,500	$ 2.99

c. Pro-forma information regarding net income and net earnings per share is required by FASB Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black-Scholes option valuation model with the following weighted-average assumptions for 1999: risk-free interest rate of 6%, a volatility factor of the expected market price of the Company's Ordinary shares of 0.899, Dividend yield of 0%, and a weighted-average expected life of approximately five years.

Pro-forma information under SFAS 123:

	Year ended December 31,		
	2001	2000	1999
Net income as reported	$ 2,658	$ 5,447	$ 4,410
Pro forma net income	$ 2,658	$ 5,414	$ 3,781
Pro forma basic net earnings per share	$ 0.59	$ 1.21	$ 0.85
Pro forma diluted net earnings per share	$ 0.57	$ 1.12	$ 0.83

d. Compensation expenses in respect of stock options granted with an exercise price below the fair value are amortized over the vesting period.

No compensation expenses were included in the statements of income for 2001, 2000 and 1999.

U.S. dollars in thousands

NOTE 13:- SHARE CAPITAL (cont.)

e. In February 2000, the Company entered into an agreement with a consulting company whereby the consulting company will provide the Company with consulting services and in consideration will receive 225,000 warrants. Each option is exercisable into one Ordinary share of the Company at an exercise price of $ 5. Each option is exercisable from May 1, 2001 until December 31, 2002. The vesting schedule for the options depends on the market price of the Company's share, as follows:

Number of options	Minimal market price of the Company's share
50,000	$ 5
50,000	$ 6
50,000	$ 7
75,000	$ 8
225,000	

As of December 31, 2001 non of the options are vested.

f. Dividends:

Dividends on the Ordinary shares, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be paid in dollars on the basis of the exchange rate prevailing at the date of payment.

As of December 31, 2001, the Company had statutory losses and, as a result, there are no profits available for distribution.

U.S. dollars in thousands

NOTE 14:- NET EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,		
	2001	2000	1999
Numerator:			
Net income	$ 2,658	$ 5,447	$ 4,410
Numerator for basic net earnings per share-income available to Ordinary shareholders	$ 2,658	$ 5,447	$ 4,410
Numerator for diluted net earnings per share - net income available to Ordinary shareholders	$ 2,658	$ 5,447	$ 4,410
Denominator:			
Weighted average Ordinary shares outstanding	4,474,986	4,474,986	4,474,986
Basic net earnings per share - weighted average number of shares	4,474,986	4,474,986	4,474,986
Effect of dilutive securities:			
Employee and non-employee stock options and warrants	187,980	349,376	59,621
Diluted net earnings per share	4,662,966	4,824,362	4,534,607

NOTE 15:- INCOME TAXES

a. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

U.S. dollars in thousands

NOTE 15:- INCOME TAXES (cont.)

c. Operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2001, in the amount of approximately $ 3,220, which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses for tax purposes as of December 31, 2001, in the amount of approximately $ 2,020, which may be offset against future capital gains until 2004.

d. Income tax reconciliations:

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

	Year ended December 31,		
	2001	2000	1999
Income before taxes as reported in the statements of income	$ 2,733	$ 5,470	$ 4,603
Statutory tax rate in Israel	36%	36%	36%
Theoretical tax expenses	$ 984	$ 1,969	$ 1,657
Increase (decrease) in income taxes resulting from:			
Carryforward losses for which valuation allowance was provided	(933)	(2,298)	(1,795)
Tax adjustments in respect of inflation in Israel and others	(45)	135	(77)
Non-deductible expenses for which deferred taxes were not provided	69	217	68
Income taxes (tax benefit) as reported in the statements of income	$ 75	$ 23	$ (147)

U.S. dollars in thousands

NOTE 15:- INCOME TAXES (cont.)

e. Income before income taxes is composed as follows:

	Year ended December 31,		
	2001	2000	1999
Domestic (Israel)	$ 1,811	$ 4,506	$ 3,919
Foreign (United States)	922	964	684
	$ 2,733	$ 5,470	$ 4,603

f. Income taxes (tax benefit) included in the statements of income:

	2001	2000	1999
Current:			
Domestic (Israel)	$ -	$ -	$ (104)
Foreign (United States)	48	23	12
	$ 48	$ 23	$ (92)
Deferred:			
Domestic (Israel)	$ -	$ -	$ (55)
Foreign (United States)	27	-	-
	$ 27	$ -	$ (55)

U.S. dollars in thousands

NOTE 15:- INCOME TAXES (cont.)

g. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	Year ended December 31,		
	2001	**2000**	**1999**
Deferred tax assets (liabilities):			
Provisions for employee benefits and other temporary differences	$ 282	$ 352	$ 448
Tax loss carryforward	1,886	3,062	5,360
Deferred tax assets	2,168	3,414	5,808
Depreciation	(321)	(153)	(254)
Inventories	(215)	-	(173)
Deferred tax liabilities	(536)	(153)	(427)
Deferred tax assets before valuation allowance	1,632	3,261	5,381
Valuation allowance	(1,629)	(3,231)	(5,296)
Net deferred tax assets	$ 3	$ 30	$ 85
Domestic (Israel)	$ -	$ -	$ 55
Foreign (United States)	3	30	30
	$ 3	$ 30	$ 85

The Company provided a valuation allowance of $ 1,629 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since the Company has a history of losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 16:- MAJOR CUSTOMER AND GEOGRAPHICAL INFORMATION

a. Summery information about geographic areas:

The Company and its subsidiary operate in one industry segment. Total revenues are attributed to geographic areas based on the location of end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2001, 2000 and 1999 and long-lived assets as of December 31, 2001, 2000 and 1999:

	2001		2000		1999	
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Israel	$ 5,482	$ 4,294	$ 8,333	$ 4,451	$ 5,415	$ 4,446
Asia (excluding Israel)	1,327	-	968	-	962	-
United States	12,393	1,959	12,956	1,953	12,916	2,632
Europe	5,680	-	5,758	-	6,270	-
Other	169	-	409	-	1,119	-
	$ 25,051	$ 6,253	$ 28,424	$ 6,404	$ 26,682	$ 7,078

b. Major customer data as a percentage of total revenues:

	Year ended December 31,		
	2001	2000	1999
		%	
Customer A	15.6	20.6	14.7
Customer B	14.6	5.3	-
Customer C	11.4	9.9	8.8

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

a. Research and development costs, net:

	Year ended December 31,		
	2001	2000	1999
Total cost	$ 322	$ 372	$ 485
Less - grants and participations	65	38	-
	$ 257	$ 334	$ 485

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

b. Financial income (expenses), net:

	Year ended December 31,		
	2001	2000	1999
Financial income:			
Interest on short-term bank deposit and others	$ 284	$ 395	$ 316
Financial expenses:			
Bank charges	(200)	(59)	(89)
Interest on long-term loans	(55)	(192)	(236)
Foreign currency translation adjustments	(107)	67	(16)
	(362)	(184)	(341)
	$ (78)	$ 211	$ (25)

c. Other income (expenses), net:

	2001	2000	1999
Gain (loss) on sale of property and equipment	$ (10)	$ (127)	$ 73
Gain on sale of investment in an affiliate	-	-	1,760
Gain on sale of marketable securities classified as available-for-sale	56	819	-
Gain (loss) on sale of marketable securities classified as trading	(47)	60	23
	$ (1)	$ 752	$ 1,856

F:\LANIR\1516\M\01\ES12.doc

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in this Annual Report on Form 20-F of our Report of Independent Auditors to the shareholders of TAT Technologies Ltd. ("TAT") dated March 24, 2002 and the accompanying Financial Statements of TAT as of December 31, 2001.

Yours Truly,

Kost, Forer & Gabbay

KOST, FORER and GABBAY

Certified Public Accountants (Israel)

Tel-Aviv, Israel

June 19, 2002